2005 PIEDMONT NATURAL GAS ANNUAL REPORT



A TIME TO LEAD

>>>



A TIME FOR RESPONSIBLE SOLUTIONS

The individuals pictured above and throughout this Annual Report have made significant contributions this year to the success of your company and represent many other talented teammates at Piedmont.

TOP ROW **John Bishop** – Spartanburg **Jerry Deal** – Nashville **Minh Tran** – New Bern **Gene Rogers** – Charlotte **Mike Perry** – Spartanburg **Gary McMillion** – Charlotte **Kaye Jones** – Burlington **Dana Bailey** – Charlotte **Gail Foster** – Greenville

MIDDLE ROW **Kathy Craven Snodgrass** – Winston-Salem **Tom Stroozas** – Charlotte **Cassandra Newsome** – Charlotte **Terry Williams** – Charlotte **Ron Mays** – Greenville **Wayne Marsh** – Nashville **Guy Hartsell** – Hickory **Teresa VonCannon** – Salisbury

BOTTOM ROW **Sonya Martin** – Charlotte **Juan Williams** – Cary **Dan Poteat** – Salisbury **Renee Hansen** – Charlotte **Pat Lyons** – Fayetteville **Ami Martinez** – Charlotte **Pia Powers** – Charlotte **Rich Flebbe** – Charlotte **Ken Valentine** – Charlotte

FINANCIAL HIGHLIGHTS

In thousands except per share amounts, degree days and customer additions	**2005**	2004	Percent Change
Earnings and Dividends			
Net Income	**$ 101,270**	$ 95,188	6%
Earnings Per Share of Common Stock:			
Basic	**$ 1.32**	$ 1.28	3%
Diluted	**$ 1.32**	$ 1.27	4%
Dividends Per Share	**$ .905**	$ .8525	6%
Margin, Revenues and Volumes			
Margin (Operating Revenues less Cost of Gas)	**$ 499,139**	$ 488,369	2%
Operating Revenues	**$ 1,761,091**	$ 1,529,739	15%
Gas Volumes – Dekatherms:			
Sales	**104,117**	105,342	(1)%
Transportation	**65,951**	68,510	(4)%
For Power Generation	**25,591**	18,580	38%
For Resale	**8,779**	8,912	(1)%
Total System Throughput	**204,438**	201,344	2%
Secondary Market Sales	**47,057**	51,707	(9)%
Degree Days – System Average	**3,266**	3,331	(2)%
Construction and Customer Additions			
Utility Construction Expenditures	**$ 157,816**	$ 103,111	53%
Gross Customer Additions	**32,800**	30,500	8%
Net Utility Plant – Year End	**$1,939,075**	$ 1,849,917	5%
Common Stock			
Book Value Per Share – Year End	**$ 11.53**	$ 11.15	3%
Market Value Per Share – Year End	**$ 23.67**	$ 22.77	4%
Average Shares of Common Stock:			
Basic	**76,680**	74,359	3%
Diluted	**76,992**	74,797	3%

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: Statements made in this annual report regarding Piedmont Natural Gas' business which are not historical facts are "forward-looking statements" that involve risks and uncertainties. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see pages 31 and 32 of this 2005 Annual Report or our most recent SEC filings.



We have developed a comprehensive strategic communication plan to address the challenges facing our company and our industry. Our efforts are focused on informing our customers and the public about energy issues, building partnerships to advocate solutions to elected officials and reinforcing the value of our brand and the services we provide.



Fiscal year 2005 proved to be a solid year for your company. Some of our many noteworthy accomplishments include:

- Record net income and earnings per share,
- Customer growth in excess of 3%,
- Strong performance from our energy-related joint ventures,
- Regulatory approval for the "roll-in" of NCNG and EasternNC into Piedmont,
- Regulatory approval of new rates in North Carolina and South Carolina,
- Progress on key process improvement initiatives, and
- Development and implementation of a customer-focused strategic communications initiative.

These exceptional results were accomplished through the hard work and dedication of my many talented teammates at Piedmont during a challenging year for our industry and our company. I also want to thank your Board of Directors for their continuing guidance and governance. I salute the leadership displayed by both our employees and our Board and I am pleased to report the results for 2005 to you on their behalf.

RECORD EARNINGS AND EARNINGS PER SHARE, INCREASED DIVIDENDS Our consolidated net income in 2005 grew to a record $101.3 million, a 6.4% increase over 2004 net income of $95.2 million, while earnings per diluted share increased to a record $1.32 compared with $1.27 in 2004. Weather in 2005 was 2% warmer than 2004 and 5% warmer than normal.

In March, your Board increased the dividend for the 27th consecutive year. The 92 cents annualized dividend reflects a 7% increase over the previous dividend and a 70% payout on 2005 earnings.

VIBRANT MARKETS SPUR GROWTH Our utility customer base grew at a rate in excess of 3% during 2005, a growth rate among the highest in the nation for natural gas distribution companies. Gross customer additions were at their highest level since 2000, with particularly strong growth in our residential new construction and small commercial market segments.

STRONG PERFORMANCES FROM JOINT VENTURES RESULT IN SIGNIFICANT CONTRIBUTION TO EARNINGS Our energy-related joint ventures made significant contributions to earnings again this year, led by strong operating performance from SouthStar Energy, our unregulated retail energy marketing company. In 2005, joint ventures contributed pre-tax earnings of $27.7 million. Of this amount, SouthStar Energy provided $22.0 million, Pine Needle LNG $3.8 million and Cardinal Pipeline $1.8 million. This compares with a total contribution to pre-tax earnings of $32.1 million in 2004, which included $7.2 million of one-time gains.

We are pleased with the strong performances of our joint ventures, their earnings contributions and the value they add for shareholders. We believe our business strategy of identifying and investing in wholesale and retail energy assets that complement our core business is sound, and we will continue to pursue attractive joint-venture investment opportunities, such as the Hardy Storage project described later in this report.

REGULATORY APPROVAL OF NEW RATES IN NORTH CAROLINA AND SOUTH CAROLINA Strategic rate proceedings in both North Carolina and South Carolina were conducted during 2005. Commission approval for new rates was granted in both proceedings. A key provision of our North Carolina case was the authorization to "roll-in", or combine, the tariffs of NCNG and EasternNC into those of Piedmont. The result is one regulated entity with the same rates, services, rules and regulations for all North Carolina customers, reducing the burden of administering multiple tariffs in a single state. We have begun "rebranding" both NCNG and EasternNC as Piedmont Natural Gas to reflect these service changes.

In North Carolina, we also received commission approval to implement, effective November 1, 2005, a gas cost uncollectibles tracker and an experimental conservation tariff, called the "customer utilization tracker," (CUT) where the interests of our shareholders and customers are now aligned on conservation initiatives. The Attorney General in North Carolina has filed a notice of appeal challenging the North Carolina Utilities Commission's legal authority to approve the CUT. In South Carolina, we now operate under the Natural Gas Rate Stabilization Act which allows for annual rate adjustments to stay within a band of our allowed return on equity. This procedure provides a more favorable environment for us to expand our system to support economic growth and infrastructure development in our upstate South Carolina service area.

PROCESS IMPROVEMENTS TAKING HOLD During 2005, we implemented several business process improvement initiatives and made significant progress on others. Consolidation of our customer contact centers and regional business offices were near completion by year-end, installation of automated meter-reading devices is well underway and our strategic sourcing effort reduced costs and improved efficiencies in our procurement processes.

We also incorporated several changes to our customer acquisition processes, improving service to key trade allies, such as homebuilders and developers, and better leveraging the efforts of our field sales organization.

STRATEGIC CUSTOMER COMMUNICATIONS TAKES ON ADDED IMPORTANCE In the fall of 2005, shortly after Hurricanes Katrina and Rita, we embarked on a proactive, customer-focused strategic communications initiative to address the many challenges facing us in fiscal year 2006 and to maintain the value proposition of our product and our brand during a period of high wholesale commodity prices. Our initiative emphasizes a company-customer partnership focused on reducing high energy bills through consumer education and adoption of Piedmont's Equal Payment Plan and conservation measures. The initiative included editorial board meetings with major newspapers in our market areas, Energy Action Forums - open to the public - in the market areas we serve and the development of a website, NaturalGasAnswers.com, specifically dedicated to providing customers with information about wholesale natural gas prices, supply and demand, our Equal Payment Plan and conservation tips. An important aspect of the initiative is a grass-roots effort to seek customer support for proposed national energy policy solutions concerning access to additional domestic sources of supply, LNG imports, greater fuel diversity for the power-generation industry and increased LIHEAP funding at the federal level.

A TIME TO LEAD . . . A TIME FOR RESPONSIBLE SOLUTIONS As we begin a new year, our company and our industry face significant challenges. Wholesale natural gas prices are high. Access to supply is constrained. Customer loyalty will be tested. If ever there was a time for leadership and for responsible solutions to the challenges we face, that time is now. Our theme for this year's annual report captures that sentiment. Consistent with that theme, we are dedicated to tackling these challenges and exercising leadership to find responsible solutions that will add long-term value for our shareholders, customers and employees.

As you look at the pages of this report, I hope you will take notice of some of the many talented employees in our organization. They represent different locations and departments at all levels of the Company. What they have in common is the ability to lead and to meet challenges head on. With their help, we will work to enhance shareholder value. On behalf of your Board, management and employee team, I thank you for your support.

Thomas E. Skains
Chairman, President and Chief Executive Officer
January 17, 2006

Piedmont Natural Gas



Our sales and marketing team grew our core utility customer base by more than 3% in 2005. Total residential and commercial customer additions were the highest since 2000. Our sales and marketing representatives are focused on profitable customer growth that emphasizes the comfort, convenience, reliability and safety of natural gas service.

Carl Peterson, Commercial Sales – New Bern **Richard Powers**, Regional Sales Manager – Greenville
Dee Dee Hanks, Commercial Sales – Anderson **Vic Roberts,** Manager – Residential Marketing – Charlotte

MARKET GROWTH Despite the significant rise in wholesale natural gas prices, our sales and marketing efforts were successful in growing our core utility customer base by more than 3% in 2005. Total gross residential and commercial customer additions were 32,800 – the highest since 2000. Residential new construction gains of 26,800 were the highest in company history, demonstrating the vibrant quality of our markets, the value of our product and the dedication and talent of our sales organization.

Expanding the availability of natural gas service helps grow our customer base and also plays a key role in the economic growth and development of the communities we serve. Our sales and marketing representatives are armed with the knowledge that natural gas availability attracts new business development, provides alternative energy sources to existing homes and businesses and enhances the quality of life of those living and working in the area.

RESIDENTIAL MARKET Total customer growth in 2005 was significantly impacted by success in our residential markets. Low interest rates, good weather and a stable economy helped spur customer additions from new home starts in our three-state service area. We continue to secure natural gas service in approximately 90% of all new homes built in our market areas where natural gas service is available. Nearly 85% of those new homes use natural gas for both space heating and water heating. The conversion of existing homes to natural gas from other energy sources also contributed to our residential growth with 3,100 customers added as a result of homeowners converting fuel sources from electricity, propane or oil to natural gas.

COMMERCIAL MARKETS

In the highly competitive commercial market, business development continued at near record pace throughout our service areas. We posted gains of 2,900 new customers during 2005, compared with 2,700 customers in 2004 – a 7% increase.

In October, Charlotte opened a new entertainment venue, the Charlotte Bobcats Arena, built by the City of Charlotte and operated by the Charlotte Bobcats organization. The arena is home to the NBA's Charlotte Bobcats, the WNBA's Charlotte Sting and the ECHL's Charlotte Checkers. In addition to professional sports, the facility hosts a wide variety of premier events from college basketball games to popular concerts and other entertainment. Industry-leading Levy Restaurants developed the arena's food program to deliver food and beverage options that cater to every fan's taste – from conventional arena fare to fine dining. Natural gas was the energy of choice for the arena's heating and water-heating applications and its food service operations.

Our Key Accounts Advisory Board, comprised of key customers and energy decision makers from across our three-state service area, continues to provide us with a strong link to growing national and regional commercial market segments. The Board also provides a forum for customers to drive continuous improvements and adoption of best practices in our commercial customer account processes.

INDUSTRIAL MARKETS Our industrial customers and the industries they represent are important markets for our company. Growing and supporting these markets requires a coordinated, sustained economic development effort by many interested parties over a number of years. We remain actively involved in the communities we serve to promote attractive industrial growth and continue our efforts to build the loads of our existing industrial customer base.

Another key to our industrial market success in 2005 was our ability to retain load from customers that have the ability to switch to alternative sources of energy. Despite higher wholesale natural gas prices, we were successful in retaining load in this market segment as we continued to focus on customer service and education.



Customer service and satisfaction are critical to our success. We are focused on training our employees and making improvements to both our customer service processes and technology.

Kevin Williams, Customer Service Representative – Fayetteville **Mandy Arnette**, Customer Service Representative – Fayetteville
Tina McLamb, Customer Service Project Analyst – Fayetteville

CUSTOMER SATISFACTION Exceeding customer expectations is at the heart of our mission. Through our MVP performance management program, every employee is accountable for improving and enhancing customer service and satisfaction. During the year, we completed several components of a multi-year effort to consolidate customer "touch points" and provide a more consistent and knowledgeable "face" to our customers. As evidence of our success during the year, we were ranked among the top natural gas utilities in the country for customer satisfaction by J.D. Power and Associates in their annual natural gas customer satisfaction survey.

IMPROVING CUSTOMER SERVICE Building on the momentum created by the formation of our new customer service organization in 2004, we continued the process of implementing best practices, deploying technology and improving underlying business processes that support our customer service effort.

We completed the first phase of consolidation and business process redesign for the regional business offices that support critical business functions such as meter reading and billing. We also made significant progress in the consolidation of our customer contact centers and the installation of technology enhancements at those centers. These accomplishments are part of our larger continuous business process improvement program that touches everything we do.

Operating a safe, reliable and efficient gas distribution system is something we never take for granted and is a key component in serving our customers. We continually monitor and review the operating integrity of our gas distribution system in order to ensure customers receive safe, reliable natural gas service.

FORMING PARTNERSHIPS WITH OUR CUSTOMERS Through the development and implementation of our customer-focused strategic communications initiative, we are taking a proactive approach to creating responsible energy solutions for our customers. We are partnering with our customers to address the impact of higher natural gas prices through consumer education about energy issues, conservation programs and promotion of our Equal Payment Plan. We are also encouraging our customers to join us in urging our nation's elected officials to grant access to new domestic supplies of natural gas, expediting the permitting of LNG facilities and other natural gas infrastructure, diversify fuel sources for the power generation industry, and increase federal funding of the Low Income Home Energy Assistance Program (LIHEAP).

Through the execution of our customer-focused strategic communications initiative, we are taking a proactive approach to creating responsible solutions for our customers.

Through our MVP performance management program, every employee is accountable for improving customer service and enhancing customer satisfaction.





Our Finance, Regulatory and Governmental Relations teams are fortunate to work with public officials who understand the need to develop regulatory solutions that align the interests of our customers, our investors and local communities. In North Carolina, we are implementing conservation programs under a new rate structure that should help reduce energy costs for our customers. In South Carolina, we are operating under a new regulatory structure that supports expansion of our distribution system and economic development efforts in our upstate South Carolina markets.

Rob Pritchard, Treasurer – Charlotte **Margaret Griffith**, Director – Tax Management – Charlotte
Bill Morris, Director – Financial Planning & Rates – Charlotte

FINANCIAL GOALS AND PERFORMANCE A key financial goal is to maintain our solid investment-grade ratings. Our long-term debt is rated "A" by Standard and Poor's and "A3" by Moody's Investors Service. Our targeted debt-to-equity capitalization ratio is 45% to 50% debt and 50% to 55% equity.

During 2005, we repurchased 1.1 million shares of common stock under a repurchase program designed to offset share issuances under employee incentive compensation plans and dividend reinvestment and stock purchase plans. In December 2005, we increased the number of shares authorized in the plan from three million to six million to reflect the stock split in 2004. Further, an additional four million shares were authorized for repurchase bringing the total to ten million shares, and the plan was amended to provide for repurchases to allow us to maintain our debt-to-equity capitalization ratios at target levels.

Our performance management program supports our financial goals and is aligned with building shareholder value. Our long-term performance plan for key management targets 5% average annual earnings per share growth, and total shareholder return at the median of our peer group. For the five years ended October 31, 2005, average annual earnings per share growth has been 5.3%. Total shareholder return over that same period of time was 91%, placing us in the 84th percentile of our peer group. In 2005, we increased our dividend for the 27th consecutive year.

REGULATORY ACTIVITIES State regulatory activities in 2005 helped achieve results that better align the interests of our shareholders and our customers. Effective November 1, 2005, we are implementing a commission approved experimental rate mechanism in North Carolina, called a customer utilization tracker, that allows us to earn our approved margin per customer independent of weather or other usage patterns of our residential and commercial customers. This new rate design, also referred to in the industry as a "conservation tariff", allows us to proactively encourage energy conservation in our markets while preserving a fair return for shareholders.

In South Carolina we placed rates into effect November 1, 2005, for the first time under the Natural Gas Rate Stabilization Act. This new law allows electing gas utilities to file for annual rate adjustments in order to stay within an approved band around that company's allowed rate of return on equity. The law provides a less costly and more efficient regulatory process and increased flexibility for us to expand our distribution system and enhance economic development efforts.

FINANCING ACTIVITIES We financed our operations in 2005 primarily with internally generated cash and bank lines of credit. We minimized interest expense with short-term bank financing including LIBOR and overnight cost-plus loans based on the bank's cost of money. The weighted average interest rate on such loans during the year was 3.14%, well below the weighted average prime interest rate of 5.84% for area banks.

Under bank lines of credit, we had $158.5 million in short-term debt outstanding on October 31, 2005. The weighted average interest rate on those loans was 4.28% compared with the prime rate of 6.75% on that date. We expect cash requirements to fund 2006 operations will be provided by internally generated cash, short-term borrowings and the sale of long-term debt securities.





One of our business strategies is pursuing energy-related joint ventures that complement our core natural gas distribution operations. These strategic investments provide our customers with cost-effective long-term energy solutions and our shareholders with attractive investment returns.

Ed Kosarek, Pipeline Projects Coordinator – Goldsboro **John Monaghan**, District Manager – Fayetteville

COMPLEMENTARY VENTURES Our business strategy includes investing in energy-related joint ventures that complement our core utility business and that provide attractive rates of return to shareholders. Our wholesale interstate and intrastate asset investments support the growth of our core utility operation, provide needed natural gas storage and supply delivery capabilities and are closely related to our regulated natural gas distribution business. These joint ventures include Pine Needle LNG, an interstate liquefied natural gas storage facility, and Cardinal Pipeline, a North Carolina intrastate natural gas pipeline. In addition, we have an equity interest in SouthStar Energy Services, an unregulated retail natural gas marketer headquartered in Atlanta and operating primarily in the Georgia market.

Our newest joint venture is Hardy Storage Company, a proposed interstate natural gas storage facility in West Virginia. We own 50% of the equity interest in this joint venture with Columbia Gas Transmission, a subsidiary of NiSource. Hardy Storage will have the capacity to store over 12 billion cubic feet of natural gas and will be designed to deliver up to 176,000 dekatherms per day to markets in the eastern United States. The project is fully subscribed under long-term, firm contracts with the first storage injections by project customers planned for the spring of 2007. In November 2005, Hardy Storage received certificate approval from the Federal Energy Regulatory Commission. In December, 2005, two intervenors filed for rehearing with the FERC contesting the inclusion of income tax allowances in Hardy's rates. The project sponsors will continue to pursue the development of the project with the goal of meeting the target in-service date of April, 2007.

EASTERNNC In October 2005, after receiving approval from the North Carolina Utilities Commission, we acquired the remaining 50% interest in EasternNC. As a result we now provide natural gas service under the Piedmont Natural Gas brand to 14 additional counties in eastern North Carolina, playing a vital role in the economic development of those coastal communities.

SouthStar ENERGY SERVICES.

PINE NEEDLE LNG COMPANY, LLC

CARDINAL PIPELINE COMPANY, L.L.C.

Hardy Project





Our Nashville Gas division has been organizing the Nashville Gas Christmas Parade for 53 years. This year we worked with the Make-A-Wish Foundation to make eleven year-old Collin's dream of riding on a float in the parade come true.

Lamar Morgan, Regional Sales Manager – Nashville **John Clark**, Vice President – Tennessee Operations – Nashville
Loree Elswick, Government Relations Analyst – Charlotte **Sherry Perry**, Builder Resource Coordinator – Nashville

COMMUNITY INVOLVEMENT We are committed to improving the quality of life and enhancing the vitality of the communities we serve. Our financial contributions and employees' volunteer efforts reflect that commitment and the firm belief that our success is directly linked to the success of our local communities.

FINANCIAL CONTRIBUTIONS During 2005, we continued our traditional support for charitable and civic organizations in our three-state service area through direct contributions from the Company and from our employees. We actively participated in and contributed to charitable organizations including the United Way, the America Heart Association, the March of Dimes and the Arts and Science Council of Charlotte-Mecklenburg (ASC). During the year, direct corporate contributions to all charitable organizations exceeded $1.7 million, including $1.0 million in additional funding to the Piedmont Natural Gas Foundation.

Together with our employees, we extended our financial giving beyond our traditional markets with a corporate donation of $50,000 to Hurricane Katrina and Rita recovery efforts, special employee contributions earmarked for hurricane and tsunami relief efforts totaling $26,000 and a supplemental, corporate match of those employee contributions totaling $26,000.

EMPLOYEE VOLUNTEERS Our community involvement extends far beyond financial contributions. Our employees volunteer their time, talents and resources to make their communities better places to live and work.

This willingness to volunteer starts with our executive leadership. In 2005, every officer of the Company actively participated on the board of at least one charitable organization. Beyond this level, hundreds of our employees volunteer with organizations committed to the environment, education, health and human services, and arts and culture. In support of our employees' eagerness to give back to their community, we have a Volunteer Match program that assists employees in matching their interests, skill sets and time schedules with volunteer opportunities.

THE PIEDMONT NATURAL GAS FOUNDATION The Piedmont Natural Gas Foundation was formed in 2004 with initial funding of $7 million. During 2005, the Company provided additional funding to the Foundation in the amount of $1 million. Funding provided by the Company helps the Foundation to make grants to various local organizations and agencies throughout our three-state service area. The Foundation has committed $575,000 to the "Share the Warmth" and "Project Help" energy assistance programs for the winter of 2005-2006.

To assist in the awarding of grants to community based organizations and agencies, the Foundation adopted a grant making policy in 2005 known as "L.E.A.D.S." - - giving preference to organizations that promote and support **L**iteracy and education, **E**nvironmental stewardship, **A**ssistance with low-income energy needs, **D**evelopment of communities, and **S**ervice to neighbors. This L.E.A.D.S. policy approach will guide the Foundation's giving into the future.





We are focused on continuous business process improvement to control our costs and enhance customer service. Our new automated meter-reading system will improve the accuracy of customer bills and reduce operating costs.

Sarah Sperry, Manager – Customer Service Performance Solutions – Charlotte **Chuck Gordon**, Manager – Supply Chain – Charlotte
Lisa Poole, Enterprise Project Manager – Charlotte **Suzie Soucy**, Enterprise Project Manager – Charlotte **Ricky Woods**, Supervisor Measurement – Fayetteville

PROCESS IMPROVEMENTS A key to our business success is improving internal processes that help us operate efficiently and improve customer service. Our continuous business process improvement (CBPI) program was initiated in 2004 to identify and implement best practices, achieve efficiencies and improve customer service.

During 2005, several CBPI initiatives were completed while others continued in various stages of implementation. Consolidation of our customer contact centers and regional business offices were near completion by year-end. These particular initiatives will help present a more consistent and standardized "face" to our customers while reducing costs and improving operational efficiencies through improved employee training and enhanced technology to support our customer contact center representatives.

Our automated meter-reading initiative is also well underway with electronic data transmitting devices already installed on approximately 20% of our customers' meters. This technology will improve meter reading accuracy and reduce our costs through the electronic capture and transmission of customer consumption data, eliminating estimated meter reads and streamlining our customer billing processes.

AMR automatedmeterreading

Our strategic sourcing initiative, which created a new process for the purchase of goods and services, was responsible for reducing costs in a number of key areas including the purchase of pipe, valves and fittings, facility maintenance and telecommunication materials and services. This new process will continue as an established "best practice" throughout the Company.

Additional capital cost savings are being achieved in our residential new construction markets through standardized meter set locations, developer-installed casings at street corners, strategic sourcing of our construction contractors and web-enabled builder service requests. These changes are designed to reduce the costs associated with adding customers to our system, to improve the overall efficiency of the customer acquisition process and to enhance the services we provide to our valued trade allies.

The implementation of these initiatives demonstrates our commitment to continuous improvement in all that we do and in how we interact with our customers.

continuous · business · process · improvement ·

The CBPI logo is used on internal employee communications to reinforce the importance of continuous business process improvement.


CUBIC FEET

The automated meter-reading project is a three-year project to install over one million electronic data transmitting devices on residential and commercial meters across our three-state service area.


Nashville Gas
Waveland,
HURRICANE KATRINA RECONSTRUCTION
RECONSTRUCTION

A group of our employees volunteered their time and talents to assist municipal gas systems and local communities in the Gulf Coast region impacted by Hurricanes Katrina and Rita. Devoting many weeks of service, they worked with local utilities and assistance groups to assess hurricane damage and to repair systems.

Delaney Jenkins, Staff Engineer – Nashville **Lee James**, Crew Leader – Winston-Salem **Hampton Spivey**, Regulator Service Tech – Greensboro

CORPORATE CULTURE AND SHARED VALUES Piedmont's corporate culture is centered around a shared set of core values that link our organization and identify who we are. In 2005, we continued our efforts to incorporate these values into our organization through a number of programs focused on leadership development, a positive work environment and career opportunities.

LEADERSHIP DEVELOPMENT "Piedmont Pride" is a leadership development program based on self-improvement, leading by example, teamwork, coaching and feedback. Every Piedmont employee will eventually have the opportunity to participate in this program led by a team of employee facilitators. In 2005, 230 employees participated in the Piedmont Pride program for the first time, bringing the total to 400 employees who have completed the program since it began in 2003.

A POSITIVE WORK ENVIRONMENT "RESPECT" is an employee-led initiative that engages employees in improving their work environment in a manner that is consistent with our core values. RESPECT teams in each of our work locations have been instrumental in creating a work environment that reflects the energy and excitement we have about the Company, our customers and our fellow employees.

CAREER OPPORTUNITIES "PNG-University" is our internal employee education program. The program largely uses internal resources to develop courses, share knowledge, improve performance and enhance career opportunities. In 2005, over 130 classes were held and which were attended by more than 1,500 employees.

Shaping our culture around a set of shared values is more than putting words on paper. It is done one person at a time by developing people as leaders, building a positive work environment and creating opportunities to develop careers.


PIEDMONT
PRIDE
DELIVERING
POSITIVE ENERGY

At Piedmont, "Blue Chips" represent the projects or activities that deliver the most value to the Company. This prioritization concept is introduced to all employees as part of our Piedmont Pride leadership training program.





Our Gas Supply and Federal Regulatory teams are managing a diversified supply portfolio, our gas storage assets and using financial tools to help mitigate the volatility of wholesale natural gas prices for the benefit of our customers.

Scott Searcy, Senior Gas Supply Representative – Charlotte **Pia Powers**, Supervisor – Federal Regulatory Activities – Charlotte
Sarah Stabley, Gas Supply Representative – Charlotte **Jim Jessee**, Manager – Gas Supply & Wholesale Marketing – Charlotte

NATIONAL ENERGY POLICY SOLUTIONS We believe that elected officials at the state and federal levels must pass legislation and adopt public policies and regulations that align proper stewardship of the United States' abundant natural gas supplies with the increasing consumer demand for energy. One of the most important steps that could be taken would be to reassess current restrictions on energy drilling and production on federal land and water areas, in light of growing natural gas demand as well as innovations in exploration and production technology. As a nation, we must open up Alaska, the Rockies and the Outer Continental Shelf (OCS) for reasonable levels of energy development. We must also expedite the siting and permitting of liquefied natural gas (LNG) facilities along with other important natural gas distribution infrastructure in order to take full advantage of the abundant supplies of natural gas both domestically and abroad.

MANAGING THE SUPPLY PORTFOLIO During 2005, we continued our supply strategies that have focused on the procurement and management of a diverse and competitive natural gas supply portfolio to meet our customers' long-term needs. The tight national supply and demand balance coupled with the devastation caused by Hurricanes Katrina and Rita to Gulf Coast natural gas production and supply infrastructure, caused wholesale natural gas prices to rise to unprecedented levels during the year. While not shielding our customers from these market forces, our supply strategies continued to deliver value to the natural gas consumers we serve.

These supply strategies include the competitive bidding processes employed for gas supply contracts, the release of interstate pipeline capacity, upstream asset management arrangements, natural gas hedging practices and secondary marketing and off-system sales. In particular, we employ both financial hedges and physical hedges (in the form of seasonal storage arrangements) as mitigation measures for our customers against extreme price volatility. Our secondary marketing and off-system sales programs continued to benefit our customers in 2005 by reducing gas costs more than $27 million. Since 1995, these programs have reduced gas costs to customers by over $138 million.

We continue to pursue the diversification of our supply portfolio through pipeline capacity arrangements that access new sources of supply and market-area storage and that diversify supply concentration away from the Gulf Coast region. We have a firm transportation contract pending with Midwestern Gas Transmission that will provide access to new supply areas in the Rockies and Canada, adding a new measure of diversity and flexibility to our supply portfolio. We also have a firm storage contract pending with Hardy Storage Company that will add additional market-area storage capacity to our gas supply portfolio.

Despite our efforts, the national supply and demand imbalance is a national issue that requires a national solution. As described above, the need for a national energy policy has never been greater.

CUSTOMER COMMUNICATIONS In the fall of 2005, we embarked on a proactive, customer-focused strategic communications initiative to address the challenges facing us in fiscal year 2006. Our initiative emphasizes a company-customer partnership focused on reducing high energy bills through consumer education, enrollment in Piedmont's Equal Payment Plan and the adoption of conservation measures. We met with editorial boards of major newspapers in our market areas, held Energy Action Forums open to the public and developed a website, NaturalGasAnswers.com, specifically dedicated to providing customers with information about wholesale natural gas prices, supply and demand, our Equal Payment Plan and conservation tips. Another important aspect of the initiative is a grass-roots effort to seek customer support for proposed national energy policy solutions concerning access to additional domestic sources of supply, LNG imports, greater fuel diversity for the power-generation industry and increased LIHEAP funding at the federal level.

KEY FINANCIAL STATISTICS

Customers Served
In thousands


1,000
900
800
700
600
500
400
300
01 02 03 04 05

Includes customers served by municipalities who are wholesale customers

Net Income
In millions


100
90
80
70
60
50
40
30
20
10
0
01 02 03 04 05

Earnings Per Share
Diluted


$1.35
$1.20
$1.05
$0.90
$0.75
$0.60
$0.45
$0.30
$0.15
$0.00
01 02 03 04 05

Dividends Per Share


$0.90
$0.80
$0.70
$0.60
$0.50
$0.40
$0.30
$0.20
$0.10
$0.00
01 02 03 04 05

Market Value Per Share
At October 31


$25.00
$22.50
$20.00
$17.50
$15.00
$12.50
$10.00
$7.50
$5.00
$2.50
0
01 02 03 04 05

OFFICERS AND DISTRICT MANAGERS

OFFICERS

Thomas E. Skains
Chairman of the Board,
President and Chief Executive Officer

Kim R. Cocklin
Senior Vice President, General Counsel and
Chief Compliance Officer

David J. Dzuricky
Senior Vice President and Chief Financial Officer

Ray B. Killough
Senior Vice President – Utility Operations

Franklin H. Yoho
Senior Vice President – Commercial Operations

John L. Clark
Vice President – Tennessee Operations

Ted C. Coble
Vice President, Chief Risk Officer and
Assistant Corporate Secretary

Terrence D. Davis
Vice President – North Carolina Operations – East

Nick Emanuel
Vice President – Engineering and
Operations Support

Leslie Ennis
Vice President – Information Services

Charles W. Fleenor
Vice President – Corporate Planning and Rates

Paul M. Forrester
Vice President – South Carolina Operations

Barry L. Guy
Vice President and Controller

Donald F. Harrow
Vice President – Governmental Relations

Dale C. Hewitt
Vice President – North Carolina Operations – West

Richard A. Linville
Vice President – Human Resources

June B. Moore
Vice President – Customer Service

Kevin M. O'Hara
Vice President – Business Development and
Ventures

Martin C. Ruegsegger
Vice President, Corporate Counsel and Secretary

David L. Trusty
Vice President – Corporate Communications

Ranelle Q. Warfield
Vice President – Sales and Marketing

Robert O. Pritchard
Treasurer

DISTRICT MANAGERS

North Carolina Districts

James C. Buie
Tarboro

Thomas L. Ellis
Spruce Pine

Timothy Greenhouse
Wilmington

W. Guy Hartsell
Hickory

Jeffrey K. Hedrick
Greensboro

James B. Honeycutt, Jr.
Burlington

Dennis L. Ivey
Goldsboro

Michael A. Keever
Winston-Salem

John M. Monaghan, Jr.
Fayetteville

Phillip D. Morgan
High Point

Lawrence A. Poll
Reidsville

David B. Smith
Charlotte

T. Minh Tran
New Bern

Teresa S. VonCannon
Salisbury

Phillip R. Williams
Indian Trail

South Carolina Districts

James O. Harris, Jr.
Anderson

Ronald O. Mays, Jr.
Greenville

Michael S. Perry
Spartanburg

Tennessee District

G. Wayne Marsh
Nashville



Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion gives effect to the restatement of the consolidated balance sheet and the consolidated statements of cash flows discussed in Note 13 to the consolidated financial statements.

OVERVIEW Piedmont Natural Gas Company is an energy services company primarily engaged in the distribution of natural gas to residential, commercial and industrial customers in portions of North Carolina, South Carolina and Tennessee. We also have equity method investments in joint venture, energy-related businesses. Our operations are comprised of two business segments.

The regulated utility segment is the largest segment of our business with approximately 97% of our consolidated assets. This segment is regulated by three state regulatory commissions that approve rates and tariffs that are designed to give us the opportunity to generate revenues to cover our gas and non-gas costs and to earn a fair rate of return for our shareholders. Factors critical to the success of the regulated utility include a safe, reliable natural gas distribution system and the ability to recover the costs and expenses of the business in rates charged to customers.

The non-utility activities segment consists of our equity method investments in joint venture, energy-related businesses that are involved in unregulated retail natural gas marketing, interstate natural gas storage and intrastate natural gas transportation. We invest in joint ventures that are aligned with our business strategies to complement or supplement income from utility operations. We continually monitor performance of these ventures against expectations.

Weather conditions directly influence the volumes of natural gas delivered by the regulated utility. Significant portions of our revenues are generated during the winter season. During warm winters or unevenly cold winters, heating customers may significantly reduce their consumption of natural gas. Although we have weather normalization adjustment (WNA) mechanisms that are designed to protect a portion of our revenues against warmer-than-normal weather, deviations from normal weather can affect our financial performance and liquidity. The WNA also serves to offset the impact of colder-than-normal weather by reducing the amounts we can charge our customers. In a general rate case proceeding during 2005, the North Carolina Utilities Commission (NCUC) ordered the establishment of a Customer Utilization Tracker (CUT) and the elimination of the WNA, effective November 1, 2005. The North Carolina Office of the Attorney General has filed a notice of appeal in this rate proceeding challenging the lawfulness of the NCUC's authorization and approval of the CUT. For further information, see Note 3 to the consolidated financial statements.

Over the past few years, there have been significant increases in the wholesale cost of natural gas. The relationship between supply and demand has the greatest impact on wholesale gas prices. The natural gas production, processing and pipeline infrastructure in the Gulf of Mexico was significantly affected by hurricanes in August and September 2005. After the hurricanes, this production was shut-in at various levels for extended periods due to lack of power, damage to facilities and lack of gas flow. Some of the production remains closed or is operating at reduced capacity. As a result of this disruption in supply and other supply and demand factors, wholesale gas prices are expected to remain high and significantly increase customers' bills during the 2005-2006 heating season. We believe we have sufficient supplies of natural gas under contract to meet the needs of our firm customers; however, price increases could shift our customers' preference away from natural gas toward other energy sources, particularly in the industrial market. Price increases could also affect the consumption levels of our customers or make it more difficult for them to pay their bills. We expect that the wholesale price of natural gas will remain high and volatile until natural gas supply and demand are in better balance.

On August 8, 2005, President Bush signed into law the Energy Policy Act of 2005, the first major energy legislation passed by Congress in 13 years. We believe this legislation is the first step towards addressing our nation's energy issues, but it falls short. We believe the legislation does not adequately stimulate domestic natural gas supply development and additional measures are necessary to provide access to supplies in areas such as the Outer Continental Shelf, the Rocky Mountains and Alaska. It is too early to identify the impact of this legislation on us.

Although we have been operating in a relatively low-interest-rate environment for both short- and long-term debt financing during the past few years, the federal funds rate has steadily increased and is the highest it has been in over four years. We anticipate that interest rates will continue to rise, which could result in an increase in rates on our borrowings.

Part of our strategic plan is to manage our gas distribution business through sound rate and regulatory initiatives, control of our operating costs and implementation of new technologies. We are working to enhance the value and growth of our utility assets by good management of capital spending, both for improvements for current customers and the pursuit of customer growth opportunities in our service areas. We strive for quality customer service by investing in systems, processes and people. We will continue to work with our state regulators to maintain fair rates of return and balance the interests of our customers and shareholders.

Our strategic plan includes a focus on maintaining a debt-to-capitalization ratio within a range of 45 to 50%. We will continue to stress the importance of maintaining a strong balance sheet and investment-grade credit ratings to support our operating and investment needs. We continually monitor our level of short-term borrowings and secure short-term bank lines that meet our short-term operating needs.

RESULTS OF OPERATIONS Net income increased $6.1 million in 2005 compared with 2004 primarily due to the following changes which increased net income:

- $10.8 million increase in margin (operating revenues less cost of gas).
- $3.1 million decrease in utility interest charges.
- $1.5 million gain on the sale of marketable securities.
- $7.4 million decrease in charitable contributions.
- $1.6 million decrease in income tax expense due to true-up of the effective federal income tax rate following the sale of our propane interests.

These changes were partially offset by the following changes which decreased net income:

- $6.7 million increase in operations and maintenance expenses.
- $4.7 million decrease from the non-recurring gain in 2004 on the sale of our equity method investment in propane.
- $2.9 million increase in depreciation expense.
- $2.8 million increase in general taxes.

Operating results for 2004 reflect the full effect of the acquisitions of NCNG and an equity interest in EasternNC on September 30, 2003. The net income increase of $20.8 million in 2004 compared with 2003 was primarily due to the following changes which increased net income:

- $105.5 million increase in margin.
- $9.4 million increase in income from equity method investments.
- $4.7 million gain on the sale of our equity method investment in propane.

These changes were partially offset by the following changes which decreased net income:

- $48.2 million increase in operations and maintenance expenses.
- $19.1 million increase in depreciation expense.
- $8.4 million increase in charitable contributions.
- $7.2 million increase in interest on long-term debt.
- $2.6 million increase in general taxes.

Compared with the prior year, weather in our service area, as measured by degree days, was 2% warmer in 2005, 9% warmer in 2004 and 21% colder in 2003. Volumes of gas delivered to customers were 204.4 million dekatherms in 2005, compared with 201.3 million dekatherms in 2004 and 149.3 million dekatherms in 2003. In addition to volumes delivered to customers, secondary market sales volumes were 47.1 million dekatherms in 2005, compared with 51.7 million dekatherms in 2004 and 45.9 million dekatherms in 2003.

Operating revenues in 2005 increased $231.4 million compared with 2004 primarily due to the following increases:

- $133.4 million from increased commodity gas costs passed through to customers.
- $71.5 million from secondary market activity. Secondary market transactions consist of off-system sales and capacity release arrangements.
- $11.1 million from changes in delivery mix, including the impacts of sales revenues versus transportation revenues and sales and transportation to power generation customers.
- $6.3 million from the WNA due to charges of $8.4 million in 2005 compared with charges of $2.1 million in 2004. As discussed in "Financial Condition and Liquidity" below, we had, through October 31, 2005, a WNA in all three states designed to offset the impact of unusually cold or warm weather on residential and commercial customer billings and margin.

Operating revenues in 2004 increased $308.9 million compared with 2003 primarily due to the following increases:

- $259.9 million from the increase in volumes of 59.6 million dekatherms and facility charges from NCNG customers, including the impact of WNA credits of $1.6 million.
- $28.5 million from secondary market activity.
- $32.2 million from increased commodity gas costs.
- $13.3 million from the WNA due to charges of $3.7 million in 2004 compared with credits of $9.6 million in 2003, excluding the impact of the WNA for NCNG.
- $8.4 million from increased customer rates and charges, including changes in rate design, in Tennessee, effective November 1, 2003.

Excluding NCNG, volumes decreased 7.8 million dekatherms in 2004 primarily due to 9% warmer weather. This decrease resulted in a decrease in operating revenues of $46.8 million.

In general rate proceedings, state regulatory commissions authorize us to recover a margin, applicable rate less cost of gas, on each unit of gas delivered. The commissions also authorize us to recover margin losses resulting from negotiating lower rates to industrial customers when necessary to remain competitive. The ability to recover such negotiated margin reductions is subject to continuing regulatory approvals.

Cost of gas in 2005 increased $220.6 million compared with 2004 primarily due to the following increases:

- $133.4 million from increased commodity gas costs.
- $68.5 million from increased secondary market activity.
- $13.1 million from increased volumes and changes in delivery mix.

Cost of gas in 2004 increased $203.4 million compared with 2003 primarily due to the following increases:

- $166.3 million from the increase in volumes from NCNG customers.
- $30.3 million from increased secondary market activity.
- $32.2 million from increased commodity gas costs.

Excluding NCNG, volumes decreased 7.8 million dekatherms in 2004 which resulted in a decrease in cost of gas of $32.8 million.

Margin increased $10.8 million in 2005 compared with 2004 primarily due to growth in the residential and commercial customer base, partially offset by decreased consumption because of warmer weather, equipment efficiencies and conservation. The margin increase of $105.5 million in 2004 compared with 2003 was primarily due to the increase in volumes and facility charges from NCNG customers and growth in the residential and commercial customer base.

Operations and maintenance expenses increased $6.7 million in 2005 compared with 2004 primarily due to the following increases:

- $5.5 million in employee benefits expense primarily due to pension and postretirement health care and life insurance costs.
- $3.8 million in payroll costs primarily due to increases in vacation benefits, merit and bargaining unit contract increases and long-term incentive plan accruals.
- $1.2 million in utilities primarily due to increased telecommunication costs.
- $1.1 million in rents and leases primarily due to buyout of lease contracts on printers and copiers and other maintenance costs.
- $.6 million in transportation primarily due to an increase in fuel costs.

These increases were partially offset by the following decreases:

- $2.3 million due to the accrual in the prior year of the projected benefit obligation for a retirement plan for certain current and former members of the Board of Directors.
- $2 million in outside consultant fees primarily for a continuous business process improvement program and an integrated mapping project.
- $1.4 million in other corporate expenses primarily due to accruals for severance agreements and sales tax expense in 2004 that did not occur in 2005 and lower bank fees.

Operations and maintenance expenses increased $48.2 million in 2004 compared with 2003 primarily due to the following increases:

- $22.8 million in payroll costs primarily due to merit increases, the addition of NCNG employees for a full year and accruals of short-term incentive plans.
- $5.9 million in other corporate expenses primarily due to amortization of NCNG integration costs and the deferral in 2003 to a regulatory asset of EasternNC's operations and maintenance costs that were expensed prior to September 30, 2003. See Note 3 to the consolidated financial statements.
- $4.3 million in employee benefits expense primarily due to pension and postretirement health care and life insurance costs.
- $4 million in outside labor primarily due to NCNG operations and increased costs of outsourced mainframe utilization.
- $2.4 million in transportation primarily due to NCNG operations.
- $2.3 million due to accrual of the projected benefit obligation for the Board of Directors' retirement plan.
- $1.6 million in utilities primarily due to NCNG operations.
- $1.2 million in materials primarily due to NCNG operations.
- $1.2 million in outside consulting fees primarily for a continuous business process improvement program, the pipeline integrity management program and an integrated mapping project.

Depreciation expense increased from $63.2 million to $85.2 million over the three-year period 2003 to 2005 primarily due to increases in plant in service, including a full year of depreciation expense in 2005 and 2004 compared with only one month in 2003 on plant acquired from NCNG.

General taxes increased $2.8 million in 2005 compared with 2004 primarily due to the following changes:

- $1.8 million increase in property taxes as the expense in 2004 reflected the impact of a favorable court ruling that reduced assessed property values and the estimated tax accruals for prior periods.
- $.3 million increase in other property taxes.
- $.4 million increase in payroll taxes.

General taxes increased $2.6 million in 2004 compared with 2003 primarily due to the following changes:

- $1.7 million increase in payroll taxes primarily due to NCNG operations.
- $1.5 million increase in property taxes primarily due to NCNG operations.
- $.3 million decrease in Tennessee gross receipts taxes.

Income from equity method investments increased $.3 million in 2005 compared with 2004.

Income from equity method investments increased $9.4 million in 2004 compared with 2003 primarily due to an increase of $8.9 million in earnings from SouthStar, including a one-time benefit of $2.5 million from the resolution of certain disproportionate sharing issues between the members of SouthStar.

The gain on sale of equity method investments of $4.7 million in 2004 resulted from the sale of our propane interests effective January 20, 2004. See Note 10 to the consolidated financial statements.

The gain on sale of marketable securities of $1.5 million in 2005 resulted from the sale in February 2005 of common units of Energy Transfer Partners, L.P., which we received in connection with the sale of our propane interests in 2004.

The equity portion of the allowance for funds used during construction (AFUDC) was zero in 2005, $.9 million in 2004 and $1.1 million in 2003. AFUDC is allocated between equity and debt based on actual amounts computed and the ratio of construction work in progress to average short-term borrowings.

Non-operating income is comprised of merchandising, service work, the non-equity-method portion of the activities of our subsidiaries, interest income and other miscellaneous income. Non-operating income in 2005 includes a pre-tax gain on the sale of the corporate office land of $1.7 million. Changes in all other non-operating income were not significant.

Charitable contributions decreased $7.4 million in 2005 compared with 2004 primarily due to the initial commitment in October 2004 of $7 million to the newly established charitable foundation. We contributed an additional $1 million to the foundation in 2005. Charitable contributions increased $8.4 million in 2004 compared with 2003 primarily due to the $7 million gift to the foundation.

Utility interest charges decreased $3.1 million in 2005 compared with 2004 primarily due to the following changes:

- $3.5 million decrease in net interest expense on amounts due to/from customers due to higher net receivables in 2005.
- $1 million decrease in interest on short-term debt from commercial paper used to temporarily finance the NCNG and EasternNC acquisitions.
- $1.5 million decrease due to an increase in AFUDC allocated to debt.
- $1.7 million increase in interest on short-term debt due to higher balances outstanding at higher interest rates, largely due to purchases of gas at higher prices.
- $1.2 million increase in interest on long-term debt due to higher balances outstanding, including amounts due to the permanent financing of the NCNG and EasternNC acquisitions.

Utility interest charges increased $7.2 million in 2004 compared with 2003 primarily due to the following changes:

- $7.2 million increase in interest on long-term debt due to higher balances outstanding, including amounts due to the permanent financing of the NCNG and EasternNC acquisitions.
- $.8 million increase for interest in connection with the Internal Revenue Service audit of our federal income tax return for 2001.
- $1.3 million decrease in net interest expense on amounts due to/from customers due to higher net receivables in 2004 compared with significantly higher net payables in 2003.

OUR BUSINESS Piedmont Natural Gas Company, Inc., which began operations in 1951, is an energy services company primarily engaged in the distribution of natural gas to 990,000 residential, commercial and industrial customers in portions of North Carolina, South Carolina and Tennessee, including 61,000 customers served by municipalities who are our wholesale customers. We are invested in joint venture, energy-related businesses, including unregulated retail natural gas marketing, interstate natural gas storage and intrastate natural gas transportation.

In 1994, our predecessor, which was incorporated in 1950 under the same name, was merged into a newly formed North Carolina corporation for the purpose of changing our state of incorporation to North Carolina.

Effective at the close of business on September 30, 2003, we purchased 100% of the common stock of NCNG from Progress Energy, Inc. (Progress), for $417.5 million in cash plus $32.4 million for estimated working capital. We paid an additional $.3 million for actual working capital in the second quarter ended April 30, 2004. At the time of the acquisition, NCNG, a regulated natural gas distribution company, served 176,000 customers in eastern North Carolina, including 57,000 customers served by four municipalities who were wholesale customers of NCNG. NCNG was merged into Piedmont immediately following the closing.

On September 30, 2003, we also purchased for $7.5 million in cash Progress' equity interest in EasternNC. At that time, EasternNC was a regulated utility with a certificate of public convenience and necessity from the NCUC to provide natural gas service to 14 counties in eastern North Carolina that previously were not served with natural gas. Progress' equity interest in EasternNC consisted of 50% of EasternNC's outstanding common stock and 100% of EasternNC's outstanding preferred stock. Effective at the close of business on October 25, 2005, we purchased for $1 the remaining 50% interest in common stock of EasternNC from Albemarle Pamlico Economic Development Corporation. EasternNC was merged into Piedmont immediately following the closing. For further information on this transaction, see Note 2 to the consolidated financial statements.

We continually assess the nature of our business and explore alternatives to traditional utility regulation. Non-traditional ratemaking initiatives and market-based pricing of products and services provide additional challenges and opportunities for us. We also regularly evaluate opportunities for obtaining natural gas supplies from different production regions and supply sources to maximize our natural gas portfolio flexibility and reliability. For further information, see "Gas Supply and Regulatory Proceedings" below and Note 3 and Note 6 to the consolidated financial statements.

We have two reportable business segments, regulated utility and non-utility activities. For further information on business segments, see Note 11 to the consolidated financial statements.

Our utility operations are regulated by the NCUC, the Public Service Commission of South Carolina (PSCSC) and the Tennessee Regulatory Authority (TRA) as to rates, service area, adequacy of service, safety standards, extensions and abandonment of facilities, accounting and depreciation. We are also regulated by the NCUC as to the issuance of securities. We are also subject to or affected by various federal regulations. These federal regulations include regulations that are particular to the natural gas industry, such as regulations of the Federal Energy Regulatory Commission (FERC) that affect the availability of and the prices paid for the interstate transportation of natural gas, regulations of the Department of Transportation that affect the construction, operation, maintenance, integrity and safety of natural gas distribution systems and regulations of the Environmental Protection Agency relating to the use and release into the environment of hazardous wastes. In addition, we are subject to numerous regulations, such as those relating to employment practices, which are generally applicable to companies doing business in the United States of America.

In the Carolinas, our service area is comprised of numerous cities, towns and communities including Anderson, Greenville and Spartanburg in South Carolina and Charlotte, Salisbury, Greensboro, Winston-Salem, High Point, Burlington, Hickory, Spruce Pine, Reidsville, Fayetteville, New Bern, Wilmington, Tarboro, Elizabeth City, Rockingham and Goldsboro in North Carolina. In North Carolina, we also provide wholesale natural gas service to Greenville, Monroe, Rocky Mount and Wilson. In Tennessee, our service area is the metropolitan area of Nashville, including wholesale natural gas service to Gallatin and Smyrna.

We invest in joint ventures to complement or supplement income from utility operations. If an opportunity aligns with our overall business strategies, we analyze and evaluate the project with a major factor being a projected rate of return greater than the returns allowed in our utility operations, due to the higher risk of such projects. We participate in the governance of the venture by having a management representative on the governing board of the venture. We monitor actual performance against expectations. Decisions regarding existing joint ventures are based on many factors, including performance results and continued alignment with our business strategies.

FINANCIAL CONDITION AND LIQUIDITY We believe we have access to adequate resources to meet our needs for working capital, construction expenditures, anticipated debt redemptions and dividend payments. These resources include net cash flow from operating activities, access to capital markets, cash generated from our investments in joint ventures and bank lines of credit.

Cash Flows from Operating Activities. The natural gas distribution business is seasonal in nature. Operating cash flows may fluctuate significantly during the year and from year to year due to such factors as weather, natural gas prices, collections from customers, natural gas purchases and gas inventory storage activity. We rely on operating cash flows and short-term bank borrowings to meet seasonal working capital needs. During our first and second quarters, we generally have positive cash flows from the sale of flowing gas and gas in storage and the collection of accounts billed to customers. We use this cash to reduce short-term debt to zero during much of the second and third quarters. We realize most of our annual earnings in the winter period, which is the first five months of our fiscal year. Cash requirements generally increase during the third and fourth quarters due to increases in natural gas purchases for storage and decreases in receipts from customers.

Net cash provided by operating activities was $183.4 million in 2005, $183.7 million in 2004 and $103.8 million in 2003. Cash flows from operations are impacted by weather which affects gas purchases and sales. Warmer weather can lead to lower total margin from fewer volumes of natural gas sold or transported. Colder weather can increase volumes sold to weather-sensitive customers, but may lead to conservation by customers in order to reduce their consumption. Temperatures above normal can lead to reduced operating cash flows, thereby increasing the need for short-term borrowings to meet current cash requirements.

Our regulatory commissions approve rates that are designed to give us the opportunity to generate revenues, assuming normal weather, to cover our gas costs and fixed and variable non-gas costs and to earn a fair return for our shareholders. We have had a WNA in place in all three states that partially offsets the impact of unusually cold or warm weather on bills rendered in November through March for weather-sensitive customers. The WNA generated charges to customers of $8.4 million in 2005 and $2.1 million in 2004 and credits to customers of $9.6 million in 2003. In North Carolina and Tennessee, adjustments are made directly to the customer's bill. In South Carolina, the adjustments are calculated at the individual customer level and recorded in a deferred account for subsequent collection from or refund to all customers in the class. The WNA formula calculates the actual weather variance from normal, using 30 years of history, which results in an increase in revenues when weather is warmer than normal and a decrease in revenues when weather is colder than normal. The gas cost portion of our costs is recoverable through purchased gas adjustment (PGA) procedures and is not affected by the WNA.

The financial condition of the natural gas marketers and pipelines that supply and deliver natural gas to our distribution system can increase our exposure to supply and price fluctuations. We believe our risk exposure to the financial condition of the marketers and pipelines is minimal based on our receipt of the products and services prior to payment and the availability of other marketers of natural gas to meet our firm supply needs if necessary.

In anticipation of higher gas prices for the 2005-2006 winter heating season, we have worked with our regulators to design mechanisms to assist residential customers who experience difficulty in paying their winter bills by expanding the availability of alternative billing arrangements. We have held educational forums in each of our jurisdictions, and have communicated via radio and newspaper, to educate customers on winter gas prices and available payment plans and to encourage conservation efforts. In addition, we have established a web site, NaturalGasAnswers.com, to help customers learn how to reduce the cost of heating their homes. We have also asked our representatives in Congress to approve additional funds for Low Income Home Energy Assistance Program funds, and have encouraged our customers to do so also.

The regulated utility competes with other energy products, such as electricity and propane, in the residential and commercial customer markets. The most significant product competition is with electricity for space heating, water heating and cooking. Increases in the price of natural gas can negatively impact our competitive position by decreasing the price benefits of natural gas to the consumer. This can impact our cash needs if customer growth slows, resulting in reduced capital expenditures, or if customers conserve, resulting in reduced gas purchases and customer billings.

In the industrial market, many of our customers are capable of burning a fuel other than natural gas, fuel oil being the most significant competing energy alternative. Our ability to maintain industrial market share is largely dependent on price. The relationship between supply and demand has the greatest impact on the price of natural gas. With a tighter balance between domestic supply and demand, the cost of natural gas from non-domestic sources may play a greater role in establishing the future market price of natural gas. The price of oil depends upon a number of factors beyond our control, including the relationship between supply and demand and the policies of foreign and domestic governments. Our liquidity could be impacted, either positively or negatively, as a result of alternate fuel decisions made by industrial customers. With significantly higher wholesale gas costs due in part to the recent hurricanes, we anticipate that there may be more fuel switching by large industrial customers in the near term.

Cash Flows from Investing Activities. Net cash used in investing activities was $159 million in 2005, $65.7 million in 2004 and $522.3 million in 2003. The net cash used in investing activities was primarily for utility construction expenditures, and in 2003, the purchases of NCNG and EasternNC. Gross utility construction expenditures were $191.4 million ($157.9 million net of AFUDC, contributions in aid of construction and bond reimbursements for EasternNC's expenditures). As expenditures are made in EasternNC's service territory, reimbursement requests are made to the State of North Carolina under orders issued by the NCUC granting EasternNC a total of $188.3 million of bond funds. Such funds are available to pay for the uneconomic portion of the construction of the natural gas distribution infrastructure in the eastern part of the state. For further information about the bond fund, see Note 3 to the consolidated financial statements.

We have a substantial capital expansion program for construction of distribution facilities, purchase of equipment and other general improvements. This program primarily supports the growth in our customer base. Net utility construction expenditures in 2005 were $157.9 million, compared with $103.2 million in 2004 and $80.3 million in 2003. Gross utility construction expenditures totaling $181.2 million, primarily to serve customer growth, are budgeted for 2006; however, we are not contractually obligated to expend capital until the work is completed. Due to projected growth in our service areas, significant utility construction expenditures are expected to continue and are a part of our long-range forecasts that are prepared at least annually and typically cover a forecast period of five years.

On May 12, 2005, we sold our corporate office building located in Charlotte, North Carolina for $6.7 million in cash, net of expenses. In accordance with utility plant accounting, we recorded the disposition of the land as a pre-tax gain of $1.7 million in "Other Income (Expense)" in the consolidated statement of income and a loss of $1.8 million on the disposition of the building as a charge to "Accumulated depreciation" in the consolidated balance sheet, based on the sales price allocation from an independent third party. Under the terms of the purchase and sale agreement, we leased back the building from the new owner until our new office space was ready for occupancy. We negotiated a ten-year lease with renewable options in a building that we relocated to in November 2005. The lease payments for the ten-year term range from $3 million to $3.4 million annually.

We received $2.4 million in cash in 2005 from the sale of marketable securities which we received in connection with the sale of our propane interests in 2004.

We received $36.1 million in cash in 2004 from the sale of equity method investments, $26.9 million from our investment in US Propane, L.P., and $9.2 million from our investment in Greenbrier Pipeline Company, LLC.

In 2003, we acquired 100% of the common stock of NCNG and a 50% equity interest in EasternNC from Progress. In 2005, we acquired the remaining 50% equity interest in EasternNC. These acquisitions were a part of our focus on growing our core utility business. For further information regarding the acquisitions, see Note 1.E and Note 2 to the consolidated financial statements.

Cash Flows from Financing Activities. Net cash provided by (used in) financing activities was $(22.9) million in 2005, $(123.5) million in 2004 and $424.6 million in 2003. Funds were primarily provided from bank borrowings and, in 2004 and 2003, the issuance of Common Stock through dividend reinvestment and employee stock plans. Financing activities in 2004 and 2003 also reflect the temporary and permanent financing of the acquisitions of NCNG and EasternNC. When required, we sell Common Stock and long-term debt to cover cash requirements when market and other conditions favor such long-term financing. As of October 31, 2005, our current assets were $504.9 million and our current liabilities were $528.6 million, primarily due to seasonal requirements as discussed above.

Under committed bank lines of credit totaling $250 million, for which we pay a maximum annual fee of $.3 million, outstanding short-term borrowings during 2005 ranged from zero to $229.5 million, and interest rates ranged from 2.11% to 4.34%. As of October 31, 2005, we had additional uncommitted lines of credit totaling $113 million on a no fee and as needed, if available, basis. As of January 17, 2006, we have increased the amount of uncommitted lines to $225 million.

As of October 31, 2005, we had a line of credit for letters of credit of $1.5 million, of which $1.2 million were issued and outstanding. These letters of credit are used to guarantee claims from self-insurance under our general liability policies.

The level of short-term borrowings can vary significantly due to changes in the wholesale prices of natural gas and to the level of purchases of natural gas supplies to serve customer demand and for storage. Short-term debt may increase when wholesale prices for natural gas increase because we must pay suppliers for the gas before we collect our costs from customers through their monthly bills. Gas prices could continue to increase and fluctuate. If wholesale gas prices remain high, we may incur more short-term debt to pay for natural gas supplies and other operating costs since collections from customers could be slower and some customers may not be able to pay their gas bills on a timely basis.

During 2005, we issued $23.5 million of Common Stock through dividend reinvestment and stock purchase plans. Under the Common Stock Open Market Purchase Program discussed in Note 5 to the consolidated financial statements, during 2005 we paid $26.1 million for 1.1 million shares of Common Stock that are available for reissuance to these plans.

We increased our Common Stock dividend on an annualized basis by $.06 per share in 2005 and $.03 per share in 2004 and 2003. Dividends of $69.4 million, $63.3 million and $54.9 million for 2005, 2004 and 2003, respectively, were paid on Common Stock. The amount of cash dividends that may be paid on Common Stock is restricted by provisions contained in certain note agreements under which long-term debt was issued; however, as of October 31, 2005, none of our retained earnings were restricted. For further information, see Note 4 to the consolidated financial statements.

In July 2006, we expect to make the scheduled payment of $35 million on the 9.44% senior notes. We expect to issue long-term debt in 2006 depending upon our needs for long-term financing and current market conditions.

As of October 31, 2005, our capitalization, including current maturities of long-term debt, consisted of 43% in long-term debt and 57% in common equity. Our long-term targeted capitalization ratio is 45-50% in long-term debt and 50-55% in common equity.

As of October 31, 2005, all of our long-term debt was unsecured. Our long-term debt is rated "A" by Standard & Poor's Ratings Services and "A3" by Moody's Investors. Credit ratings impact our ability to obtain short-term and long-term financing and the cost of such financings. In determining our credit ratings, the rating agencies consider various factors. The more significant quantitative factors include:

- Ratio of total debt to total capitalization, including balance sheet leverage,
- Ratio of net cash flows to capital expenditures,
- Funds from operations interest coverage,
- Ratio of funds from operations to average total debt, and
- Pre-tax interest coverage.

Qualitative factors include, among other things:

- Stability of regulation in the jurisdictions in which we operate,
- Risks and controls inherent in the distribution of natural gas,
- Predictability of cash flows,
- Business strategy and management,
- Corporate governance guidelines and practices,
- Industry position, and
- Contingencies.

We are subject to default provisions related to our long-term debt and short-term bank lines of credit. The default provisions of our senior notes are:

- Failure to make principal, interest or sinking fund payments,
- Interest coverage of 1.75 times,
- Total debt cannot exceed 70% of total capitalization,
- Funded debt of all subsidiaries in the aggregate cannot exceed 15% of total company capitalization,
- Failure to make payments on any capitalized lease obligation,
- Bankruptcy, liquidation or insolvency, and
- Final judgment against us in excess of $1 million that after 60 days is not discharged, satisfied or stayed pending appeal.

The default provisions of our medium-term notes are:

- Failure to make principal, interest or sinking fund payments,
- Failure after the receipt of a 90-day notice to observe or perform for any covenant or agreement in the notes or in the indenture under which the notes were issued, and
- Bankruptcy, liquidation or insolvency.

Failure to satisfy any of the default provisions would result in total outstanding issues of debt becoming due. There are cross-default provisions in all our debt agreements. As of October 31, 2005, we are in compliance with all default provisions.

As of October 31, 2005, our estimated future contractual obligations were as follows.

In thousands	Payments Due by Period				
	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years	Total
Long-term debt (1)	$ 35,000	$ 30,000	$120,000	$ 475,000	$ 660,000
Interest on long-term debt (1)	45,927	129,968	77,989	438,601	692,485
Pipeline and storage capacity (2)	121,169	345,968	223,470	350,952	1,041,559
Gas supply (3)	13,351	484	—	—	13,835
Telecommunications and information technology (4)	14,447	47,545	17,361	—	79,353
Defined-benefit pension plan funding (5)	15,300	45,700	—	—	61,000
Postretirement benefits plan funding (5)	2,600	6,300	—	—	8,900
Operating leases (6)	7,143	15,792	8,846	17,652	49,433
Other purchase obligations (7)	19,811	—	—	—	19,811
Total	$274,748	$621,757	$447,666	$1,282,205	$2,626,376

(1) See Note 4 to the consolidated financial statements.

(2) 100% recoverable through purchased gas adjustment (PGA) procedures.

(3) Reservation fees that are 100% recoverable through PGA procedures.

(4) Consists primarily of maintenance fees for hardware and software applications, usage fees, local and long-distance data costs, frame relay, cell phone and pager usage fees and contract labor and consulting fees.

(5) Estimated funding beyond three years is not available. See Note 8 to the consolidated financial statements.

(6) See Note 7 to the consolidated financial statements.

(7) Consists primarily of pipeline products, vehicles, contractors and merchandise.

OFF-BALANCE SHEET ARRANGEMENTS We have no off-balance sheet arrangements other than operating leases that are reflected in the table above and discussed in Note 7 to the consolidated financial statements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES We prepare the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. We make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods reported. Actual results may differ significantly from these estimates and assumptions. We base our estimates on historical experience, where applicable, and other relevant factors that we believe are reasonable under the circumstances. On an ongoing basis, we evaluate estimates and assumptions and make adjustments in subsequent periods to reflect more current information if we determine that modifications in assumptions and estimates are warranted.

Management considers an accounting estimate to be critical if it requires assumptions to be made that were uncertain at the time the estimate was made and changes in the estimate or a different estimate that could have been used would have had a material impact on our financial condition or results of operations. We consider regulatory accounting, revenue recognition, goodwill and pension and postretirement benefits to be our critical accounting estimates. Management has discussed the selection and development of the critical accounting policies and estimates presented below with the Audit Committee of the Board of Directors.

Regulatory Accounting. Our regulated utility segment is subject to regulation by certain state and federal authorities. Our accounting policies conform to Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting For The Effects of Certain Types of Regulation" (Statement 71), and are in accordance with accounting requirements and ratemaking practices prescribed by the regulatory authorities. The application of these accounting policies allows us to defer expenses and revenues in the balance sheet as regulatory assets and liabilities when those expenses and revenues will be allowed in the ratemaking process in a period different from the period in which they would have been reflected in the income statement by an unregulated company. We then recognize these deferred regulatory assets and liabilities through the income statement in the period in which the same amounts are reflected in rates. If we, for any reason, cease to meet the criteria for application of regulatory accounting treatment for all or part of our operations, we would eliminate from the balance sheet the regulatory assets and liabilities related to those portions ceasing to meet such criteria and include them in the income statement for the period in which the discontinuance of regulatory accounting treatment occurs. Such an event could have a material effect on our results of operations in the period this action was recorded. Regulatory assets as of October 31, 2005 and 2004, totaled $85.8 million and $59.3 million, respectively. Regulatory liabilities as of October 31, 2005 and 2004, totaled $333.3 million and $320.2 million, respectively. The detail of these regulatory assets and liabilities is presented in Note 1.B to the consolidated financial statements.

Revenue Recognition. Utility sales and transportation revenues are based on rates approved by state regulatory commissions. Base rates charged to customers may not be changed without formal approval by the regulatory commission in that jurisdiction; however, the wholesale cost of gas component of rates may be adjusted periodically under PGA procedures. Through October 31, 2005, a WNA factor, based on the margin or base rate component of the billing rate, is included in rates charged to residential and commercial customers during the winter period of November through March in all jurisdictions except EasternNC. The WNA is designed to offset the impact that unusually cold or warm weather has on customer billings during the winter season. Without the WNA, our operating revenues in 2005 would have been lower by $8.4 million.

Revenues are recognized monthly on the accrual basis, which includes estimated amounts for gas delivered to customers but not yet billed under the cycle-billing method from the last meter reading date to month end. Meters are read throughout the month based on an approximate 30-day usage cycle; therefore, at any point in time, volumes are delivered to customers that have not been metered and billed. The unbilled revenue estimate reflects factors requiring judgment related to estimated usage by customer class, changes in weather during the period and the impact of the WNA. Secondary market, or wholesale, sales revenues are recognized when the physical sales are delivered based on contract or market prices.

Goodwill. All of our goodwill is attributable to the regulated utility segment. We evaluate goodwill for impairment annually, or more frequently if impairment indicators arise, using a weighted average of the guideline company method of the market approach and the discounted cash flow method of the income approach on the premise of continued use, which assumes that a buyer and seller contemplate the continued use of the reporting unit at its present location as part of current and future operations. The guideline company method of the market approach is based on market multiples of companies that are representative of our peers in the natural gas distribution industry. The discounted cash flow method of the income approach consists of estimating annual future cash flows and individually discounting them back to the present value. These calculations are dependent on several subjective factors, including the timing of future cash flows, future growth rates and the discount rate. The calculations also define the reporting unit as the domestic natural gas distribution business. An impairment charge would be recognized if the carrying value of the reporting unit, including goodwill, exceeded its fair value.

Using a discounted cash flow model to estimate fair value is subjective and requires significant judgment in applying a discount rate, growth assumptions and continued cash flows. An increase or decrease of 100 basis points in the weighted average cost of capital would have the following effects.

In thousands

	100 Basis Point Increase	100 Basis Point Decrease
Change in fair value of the regulated utility segment	$(198,000)	$294,000

The 100 basis point increase or decrease in the weighted average cost of capital would not have required the recording of an impairment charge.

Pension and Postretirement Benefits. We have a defined-benefit pension plan for the benefit of eligible full-time employees. We also provide certain postretirement health care and life insurance benefits to eligible full-time employees. Our reported costs of providing these benefits, as described in Note 8 to the consolidated financial statements, are impacted by numerous factors, including the provisions of the plans, changing employee demographics and various actuarial calculations, assumptions and accounting mechanisms. Because of the complexity of these calculations, the long-term nature of these obligations and the importance of the assumptions used, our estimate of these costs is a critical accounting estimate.

Several statistical and other factors, which attempt to anticipate future events, are used in calculating the expenses and liabilities related to the plans. These factors include assumptions about the discount rate used in determining future benefit obligations, projected health care cost trend rates, expected long-term return on plan assets and rate of future compensation increases, within certain guidelines. In addition, we also use subjective factors such as withdrawal and mortality rates to estimate projected benefit obligations. The actuarial assumptions used may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants. These differences may result in a significant impact on the amount of pension expense or other postretirement benefit costs recorded in future periods.

The discount rate in 2005 was determined for each plan by projecting the plan's cash flows and developing a zero-coupon spot rate yield curve using non-arbitrage pricing and Moody's AA or better-rated non-callable bonds. Based on this approach, the weighted average discount rate for the pension plans changed from 6.25% in 2003 to 5.75% in 2004 and 6% in 2005. Similarly, based on this approach, the weighted average discount rate for postretirement benefits changed from 6.25% in 2003 to 5.75% in 2004 and 5.89% in 2005. Based on our review of actual cost trend rates and projected future trends in establishing health care cost trend rates, we changed our health care cost trend rate from 10% in 2003 to 10.5% in 2004 and 9.75% in 2005, declining gradually to 5% in 2012.

In determining our expected long-term rate of return on plan assets, we review past long-term performance, asset allocations and long-term inflation assumptions. We target our asset allocations for pension plan assets and other postretirement benefit assets to be approximately 60% equity securities and 40% fixed income securities. The expected long-term rate of return of plan assets was 8.5% in 2003, 2004 and 2005, and will be maintained at 8.5% in 2006. Based on a fairly stagnant inflation trend, our age-related assumed rate of increase in future compensation levels was 3.97% in 2003 and 2004, but increased to 4.05% in 2005 due to a change in the demographics of the participants.

The following reflects the sensitivity of pension cost to changes in certain actuarial assumptions, assuming that the other components of the calculation are constant.

In thousands

Actuarial Assumption	Change in Assumption	Impact on 2005 Pension Cost	Impact on Projected Benefit Obligation
		Increase (Decrease)	
Discount rate	(.25%)	$518	$6,253
Rate of return on plan assets	(.25%)	488	N/A
Rate of increase in compensation	.25%	868	3,951

The following reflects the sensitivity of postretirement benefit cost to changes in certain actuarial assumptions, assuming that the other components of the calculation are constant.

In thousands

Actuarial Assumption	Change in Assumption	Impact on 2005 Postretirement Benefit Cost	Impact on Accumulated Postretirement Benefit Obligation
		Increase (Decrease)	
Health care cost trend rate	.25%	$26	$256
Rate of return on plan assets	(.25%)	67	N/A
Discount rate	(.25%)	72	711

We utilize a number of accounting mechanisms that reduce the volatility of reported pension costs. Differences between actuarial assumptions and actual plan results are deferred and amortized into cost when the accumulated differences exceed 10% of the greater of the projected benefit obligation or the market-related value of the plan assets. If necessary, the excess is amortized over the average remaining service period of active employees.

GAS SUPPLY AND REGULATORY PROCEEDINGS We continue to pursue the diversification of our supply portfolio through pipeline capacity arrangements that access new sources of supply and market-area storage and that diversify supply concentration away from the Gulf Coast region. We have a firm transportation contract pending with Midwestern Gas Transmission Company for 120,000 dekatherms per day of additional pipeline capacity that will provide access to Canadian and Rocky Mountain gas supplies via the Chicago hub, primarily to serve our Tennessee markets. The anticipated in-service date is November 2006. We have also executed an agreement with Hardy Storage Company for market-area storage capacity with an anticipated in-service date in 2007. We have a 50% equity interest in this project which is more fully discussed in Note 10 to the consolidated financial statements.

Secondary market transactions permit us to market gas supplies and transportation services by contract with wholesale or off-system customers. These sales contribute smaller per-unit wholesale margins to earnings; however, the program allows us to act as a wholesale marketer of natural gas and transportation capacity in order to generate operating margin from sources not restricted by the capacity of our retail distribution system. In North Carolina and South Carolina, a sharing mechanism is in effect where 75% of any margin earned is refunded to customers. Secondary market transactions in Tennessee are included in the performance incentive plan discussed in Note 3 to the consolidated financial statements.

Rate proceedings in North Carolina and South Carolina were completed during 2005 that will impact 2006 earnings. Proceedings in both states adopted new approaches to ratemaking design. For further information about these regulatory proceedings and other regulatory information, see Note 3 to the consolidated financial statements.

EQUITY METHOD INVESTMENTS For information about our equity method investments, see Note 10 to the consolidated financial statements.

ENVIRONMENTAL MATTERS We have developed an environmental self-assessment plan to assess our facilities and program areas for compliance with federal, state and local environmental regulations and to correct any deficiencies identified. As a member of the North Carolina MGP Initiative Group, we, along with other responsible parties, work directly with the North Carolina Department of Environment and Natural Resources to set priorities for manufactured gas plant (MGP) site remediation. For additional information on environmental matters, see Note 12 to the consolidated financial statements.

ACCOUNTING PRONOUNCEMENTS In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 123(R), "Share-Based Payment" (Statement 123R). Statement 123R requires entities to adopt the fair value method of accounting for stock-based plans. The fair value method requires the amortization of the fair value of stock-based compensation as determined at the date of grant over the related vesting period. Under Statement 123R, most employee stock purchase plans that offer a discount of greater than 5% are considered compensatory. We will adopt Statement 123R on November 1, 2005, and amend our employee stock purchase plan to lower the discount from 10% to 5%. The adoption of Statement 123R will not have a material effect on our financial position or results of operations.

In March 2005, the FASB issued Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations" (FIN 47), to clarify the term "conditional asset retirement" as used in SFAS 143, "Accounting for Asset Retirement Obligations." FIN 47 requires that a liability be recognized for the fair value of a conditional asset retirement obligation when incurred, if the fair value of the liability can be reasonably estimated. Uncertainty about the timing or method of settlement of a conditional asset retirement obligation would be factored into the measurement of the liability when sufficient information exists. This interpretation is effective no later than the end of fiscal years ending after December 15, 2005. Accordingly, we will adopt FIN 47 no later than our fourth fiscal quarter in 2006. We are currently assessing the impact FIN 47 may have on our consolidated balance sheet; however, we believe the adoption of FIN 47 will not have a material impact on our financial position, results of operations or cash flows.

FORWARD-LOOKING STATEMENTS Documents we file with the Securities and Exchange Commission (SEC) may contain forward-looking statements. In addition, our senior management and other authorized spokespersons may make forward-looking statements in print or orally to analysts, investors, the media and others. Forward-looking statements concern, among others, plans, objectives, proposed capital expenditures and future events or performance. These statements reflect our current expectations and involve a number of risks and uncertainties. Although we believe that our expectations are based on reasonable assumptions, actual results may differ materially from those suggested by the forward-looking statements. Important factors that could cause actual results to differ include:

- Regulatory issues, including those that affect allowed rates of return, terms and conditions of service, rate structures and financings. We monitor our effectiveness in achieving the allowed rates of return and initiate rate proceedings or operating changes as needed. In addition, we purchase natural gas transportation and storage services from interstate and intrastate pipeline companies whose rates and services are regulated.

- Residential, commercial and industrial growth in our service areas. The ability to grow our customer base and the pace of that growth are impacted by general business and economic conditions such as interest rates, inflation, fluctuations in the capital markets and the overall strength of the economy in our service areas and the country, and fluctuations in the wholesale prices of natural gas and competitive energy sources.

- Deregulation, regulatory restructuring and competition in the energy industry. We face competition from electric companies and energy marketing and trading companies and we expect this highly competitive environment to continue.

- The potential loss of large-volume industrial customers to alternate fuels or to bypass, or the shift by such customers to special competitive contracts at lower per-unit margins.

- Regulatory issues, customer growth, deregulation, economic and capital market conditions, the cost and availability of natural gas and weather conditions can impact our ability to meet internal performance goals.

- The capital-intensive nature of our business. In order to maintain growth, we must add to our natural gas distribution system each year. The cost of this construction may be affected by the cost of obtaining governmental approvals, compliance with federal and state pipeline safety and integrity regulations, development project delays and changes in project costs. Weather, general economic conditions and the cost of funds to finance our capital projects can materially alter the cost of a project. Our internally generated cash flows are not adequate to finance the full cost of this construction. As a result, we rely on access to both short-term and long-term capital markets as a significant source of liquidity for capital requirements not satisfied by cash flows from operations.

- Changes in the availability and cost of natural gas. To meet firm customer requirements, we must acquire sufficient gas supplies and pipeline capacity to ensure delivery to our distribution system while also ensuring that our supply and capacity contracts allow us to remain competitive. Natural gas is an unregulated commodity market subject to supply and demand and price volatility. Producers, marketers and pipelines are subject to operating and financial risks associated with exploring, drilling, producing, gathering, marketing and transporting natural gas and have risks that increase our exposure to supply and price fluctuations.

- Impact of the Energy Policy Act of 2005. Key components of the bill include provisions that encourage fuel diversity in the generation of electricity, provide incentives promoting energy efficiency and innovative technology, allow an inventory of energy reserves in the Outer Continental Shelf and support Liquified Natural Gas (LNG) imports and improved leasing and permitting processes in the development of existing supply fields. The effect of this legislation on our future operations is unknown.

- Changes in weather conditions. Weather conditions and other natural phenomena can have a material impact on our earnings. Severe weather conditions, including destructive weather patterns such as hurricanes, can impact our suppliers and the pipelines that deliver gas to our distribution system. Weather conditions directly influence the supply of, demand for and the cost of natural gas.

- Changes in environmental, safety and system integrity regulations and the cost of compliance. We are subject to extensive federal, state and local regulations. Compliance with such regulations may result in increased capital or operating costs.

- Ability to retain and attract professional and technical employees. To provide quality service to our customers and meet regulatory requirements, we are dependent on our ability to recruit, train, motivate and retain qualified employees.

- Changes in accounting regulations and practices. We are subject to accounting regulations and practices issued periodically by accounting standard-setting bodies. New accounting standards may be issued that could change the way we record revenues, expenses, assets and liabilities. Future changes in accounting standards could affect our reported earnings or increase our liabilities.

- Earnings from our equity method investments. We invest in companies that have risks that are inherent in their businesses and we assume such risks as an equity investor.

All of these factors are difficult to predict and many are beyond our control. Accordingly, while we believe the assumptions underlying our forward-looking statements to be reasonable, there can be no assurance that these statements will approximate actual experience or that the expectations derived from them will be realized. When used in our documents or oral presentations, the words "anticipate," "believe," "seek," "intend," "plan," "estimate," "expect," "objective," "projection," "budget," "forecast," "goal" or similar words or future or conditional verbs such as "will," "would," "should," "could" or "may" are intended to identify forward-looking statements.

Factors relating to regulation and management also may be described or incorporated by reference in future filings with the SEC. Some of the factors that may cause actual results to differ have been described above. Others may be described elsewhere in this report. There may also be other factors besides those described above or in our Form 10-K that could cause actual conditions, events or results to differ from those in the forward-looking statements.

Forward-looking statements reflect our current expectations only as of the date they are made. We assume no duty to update these statements should expectations change or actual results differ from current expectations except as required by applicable laws and regulations. Please reference our web site at www.piedmontng.com for current information. Our reports on Form 10-K, Form 10-Q and Form 8-K and amendments to these reports are available at no cost on our web site as soon as reasonably practicable after the report is filed with or furnished to the SEC.

Management's Report on Internal Control Over Financial Reporting

January 17, 2006

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting as that term is defined in Rules 13a-15(f) under the Securities Exchange Act of 1934 is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting is supported by a program of internal audits and appropriate reviews by management, written policies and guidelines, careful selection and training of qualified personnel and a written Code of Business Conduct and Ethics adopted by the Company's Board of Directors and applicable to all Company Directors, officers and employees.

Because of the inherent limitations, any system of internal control over financial reporting, no matter how well designed, may not prevent or detect misstatements due to the possibility that a control can be circumvented or overridden or that misstatements due to error or fraud may occur that are not detected. Also, projections of the effectiveness to future periods are subject to the risk that the internal controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures included in such controls may deteriorate.

We have conducted an evaluation of the effectiveness of our internal control over financial reporting based upon the framework in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based upon such evaluation, our management concluded that our internal control over financial reporting was effective as of October 31, 2005.

Management's assessment of the effectiveness of our internal control over financial reporting as of October 31, 2005, has been audited by Deloitte and Touche LLP, an independent registered public accounting firm. Their attestation report is on Page 34.

Piedmont Natural Gas Company, Inc.

Thomas E. Skains
Chairman, President and Chief Executive Officer

David J. Dzuricky
Senior Vice President and Chief Financial Officer

Barry L. Guy
Vice President and Controller

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Piedmont Natural Gas Company, Inc.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Piedmont Natural Gas Company Inc. and subsidiaries ("Piedmont") maintained effective internal control over financial reporting as of October 31, 2005, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Piedmont's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of Piedmont's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Piedmont maintained effective internal control over financial reporting as of October 31, 2005, is fairly stated, in all material respects, based on the criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, Piedmont maintained, in all material respects, effective internal control over financial reporting as of October 31, 2005, based on the criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of Piedmont as of and for the year ended October 31, 2005, and our report dated January 17, 2006 expressed an unqualified opinion on those financial statements.

Deloitte & Touche LLP

Deloitte & Touche LLP
Charlotte, North Carolina
January 17, 2006

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Piedmont Natural Gas Company, Inc.

We have audited the accompanying consolidated balance sheets of Piedmont Natural Gas Company, Inc. and subsidiaries ("Piedmont") as of October 31, 2005 and 2004, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended October 31, 2005. These financial statements are the responsibility of Piedmont's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Piedmont Natural Gas Company, Inc. and subsidiaries at October 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 13, the accompanying 2004 and 2003 financial statements have been restated.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Piedmont's internal control over financial reporting as of October 31, 2005, based on the criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated January 17, 2006 expressed an unqualified opinion on management's assessment of the effectiveness of Piedmont's internal control over financial reporting and an unqualified opinion on the effectiveness of Piedmont's internal control over financial reporting.

Deloitte & Touche LLP

Deloitte & Touche LLP
Charlotte, North Carolina
January 17, 2006

October 31, 2005 and 2004

Assets

In thousands	2005	2004 (As Restated — See Note 13)
Utility Plant:		
Utility plant in service	$2,532,263	$2,395,588
Less accumulated depreciation	672,502	624,973
Utility plant in service, net	1,859,761	1,770,615
Construction work in progress	79,314	79,302
Total utility plant, net	1,939,075	1,849,917
Other Physical Property, at cost *(net of accumulated depreciation of $1,888 in 2005 and $1,782 in 2004)*	731	973
Current Assets:		
Cash and cash equivalents	7,065	5,676
Restricted cash	13,108	12,732
Marketable securities, at market value	—	1,857
Trade accounts receivable *(less allowance for doubtful accounts of $1,188 in 2005 and $1,086 in 2004)*	107,535	86,486
Income taxes receivable	21,570	28,282
Other receivables	12,102	4,223
Unbilled utility revenues	48,414	25,711
Inventories:		
Gas in storage	151,865	128,465
Materials, supplies and merchandise	5,331	4,727
Gas purchase options, at fair value	22,843	13,182
Amounts due from customers	52,161	28,832
Prepayments	62,821	50,473
Other	96	96
Total current assets	504,911	390,742
Investments, Deferred Charges and Other Assets:		
Equity method investments in non-utility activities	71,520	65,322
Goodwill	47,383	48,151
Unamortized debt expense	4,822	5,261
Other	34,048	31,798
Total investments, deferred charges and other assets	157,773	150,532
Total	$2,602,490	$2,392,164

See notes to consolidated financial statements.

Capitalization and Liabilities

In thousands	2005	2004 (As Restated — See Note 13)
Capitalization:		
Stockholders' equity:		
Cumulative preferred stock — no par value — 175 shares authorized	$ —	$ —
Common stock — no par value — 100,000 shares authorized; outstanding, 76,698 shares in 2005 and 76,670 shares in 2004	**562,880**	563,667
Retained earnings	**323,565**	291,397
Accumulated other comprehensive income (loss)	**(2,253)**	(166)
Total stockholders' equity	**884,192**	854,898
Long-term debt	**625,000**	660,000
Total capitalization	**1,509,192**	1,514,898
Current Liabilities:		
Current maturities of long-term debt	**35,000**	—
Notes payable	**158,500**	109,500
Trade accounts payable	**182,847**	83,895
Other accounts payable	**45,325**	47,712
Income taxes accrued	**6,201**	5,259
Customers' deposits	**20,162**	18,018
Deferred income taxes	**23,128**	6,416
General taxes accrued	**16,450**	17,097
Amounts due to customers	**17,124**	26,379
Other	**23,827**	21,879
Total current liabilities	**528,564**	336,155
Deferred Credits and Other Liabilities:		
Deferred income taxes	**213,050**	212,925
Unamortized federal investment tax credits	**3,951**	4,492
Regulatory cost of removal obligations	**288,989**	266,700
Other	**58,744**	56,994
Total deferred credits and other liabilities	**564,734**	541,111
Total	**$2,602,490**	$2,392,164

See notes to consolidated financial statements.

Consolidated Statements of Income

For the Years Ended October 31, 2005, 2004 and 2003

In thousands except per share amounts	2005	2004	2003
Operating Revenues	**$1,761,091**	$1,529,739	$1,220,822
Cost of Gas	**1,261,952**	1,041,370	837,942
Margin	**499,139**	488,369	382,880
Operating Expenses:			
Operations and maintenance	**206,983**	200,282	152,107
Depreciation	**85,169**	82,276	63,164
General taxes	**29,807**	27,011	24,410
Income taxes	**51,880**	51,485	40,093
Total operating expenses	**373,839**	361,054	279,774
Operating Income	**125,300**	127,315	103,106
Other Income (Expense):			
Income from equity method investments	**27,664**	27,381	17,972
Gain on sale of equity method investments	**—**	4,683	—
Gain on sale of marketable securities	**1,525**	—	—
Allowance for equity funds used during construction	**—**	946	1,128
Non-operating income	**3,830**	2,285	2,560
Charitable contributions	**(1,717)**	(9,124)	(692)
Non-operating expense	**(28)**	(324)	(171)
Income taxes	**(10,446)**	(10,562)	(8,524)
Total other income (expense), net of tax	**20,828**	15,285	12,273
Utility Interest Charges:			
Interest on long-term debt	**46,173**	44,957	37,740
Allowance for borrowed funds used during construction	**(3,137)**	(1,669)	(1,135)
Other	**1,220**	4,076	3,592
Total utility interest charges	**44,256**	47,364	40,197
Income before Minority Interest in Income of Consolidated Subsidiary	**101,872**	95,236	75,182
Less Minority Interest in Income of Consolidated Subsidiary	**602**	48	820
Net Income	**$ 101,270**	$ 95,188	$ 74,362
Average Shares of Common Stock:			
Basic	**76,680**	74,359	66,782
Diluted	**76,992**	74,797	67,007
Earnings Per Share of Common Stock:			
Basic	**$ 1.32**	$ 1.28	$ 1.11
Diluted	**$ 1.32**	$ 1.27	$ 1.11

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

For the Years Ended October 31, 2005, 2004 and 2003

In thousands	2005	2004	2003
		(As Restated — See Note 13)	
Cash Flows from Operating Activities:			
Net income	$ 101,270	$ 95,188	$ 74,362
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	91,677	87,336	66,782
Amortization of investment tax credits	(541)	(550)	(550)
Allowance for doubtful accounts	102	(1,658)	536
Allowance for funds used during construction	(3,137)	(2,615)	(2,263)
Gain on sale of corporate office land	(1,659)	—	—
Earnings from equity method investments	(27,664)	(27,381)	(17,972)
Distributions of earnings from equity method investments	23,649	26,078	9,946
Gain on sale of equity method investments	—	(4,683)	—
Gain on sale of marketable securities	(1,525)	—	—
Deferred income taxes	18,278	17,835	46,865
Changes in assets and liabilities:			
Receivables	(43,214)	(6,683)	(37,570)
Inventories	(24,004)	(6,695)	(34,547)
Amounts due from customers	(23,329)	(13,750)	(8,905)
Other assets	(20,164)	(18,221)	(24,087)
Accounts payable	94,530	8,941	10,591
Amounts due to customers	(9,255)	5,163	11,177
Other liabilities	8,362	25,434	9,425
Total adjustments	82,106	88,551	29,428
Net cash provided by operating activities	183,376	183,739	103,790
Cash Flows from Investing Activities:			
Utility construction expenditures	(191,407)	(139,146)	(78,163)
Reimbursements from bond fund	29,841	41,497	3,762
Contributions to equity method investments	(6,162)	(113)	(2,224)
Distributions of capital from equity method investments	695	213	242
Proceeds from sale of corporate office building and land	6,660	—	—
Proceeds from sale of marketable securities	2,394	—	—
Proceeds from sale of equity method investments	—	36,096	—
Purchase of gas distribution system	—	—	2,153
Purchase of NCNG and EasternNC, net in 2003 of cash received of $7,185	—	(271)	(450,168)
Decrease (increase) in restricted cash	(376)	(5,983)	1,936
Other	(683)	1,958	172
Net cash used in investing activities	(159,038)	(65,749)	(522,290)
Cash Flows from Financing Activities:			
Increase in notes payable	49,000	—	63,000
Increase (decrease) in commercial paper	—	(445,559)	445,559
Proceeds from issuance of long-term debt, net of expenses	—	197,981	—
Retirement of long-term debt	—	(2,000)	(47,000)
Proceeds from sale of common stock, net of expenses	—	173,828	—
Issuance of common stock through dividend reinvestment and employee stock plans	23,536	20,018	17,925
Repurchases of common stock	(26,119)	(4,487)	—
Dividends paid	(69,366)	(63,267)	(54,912)
Net cash provided by (used in) financing activities	(22,949)	(123,486)	424,572
Net Increase (Decrease) in Cash and Cash Equivalents	1,389	(5,496)	6,072
Cash and Cash Equivalents at Beginning of Year	5,676	11,172	5,100
Cash and Cash Equivalents at End of Year	$ 7,065	$ 5,676	$ 11,172
Cash Paid During the Year for:			
Interest	$ 48,888	$ 43,868	$ 40,268
Income taxes	35,888	44,396	30,554
Noncash Investing and Financing Activities:			
Utility construction expenditures	$ 2,036	$ 2,615	$ 872
Acquisitions of NCNG and EasternNC:			
Fair value of assets (liabilities) acquired		$ (2,694)	$ 511,135
Cash paid		(271)	(457,353)
Adjustment of estimated working capital to actual		271	2,010
Liabilities assumed		$ (2,694)	$ 55,792

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

For the Years Ended October 31, 2005, 2004 and 2003

In thousands except per share amounts	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance, October 31, 2002	$352,553	$240,026	$(2,983)	$589,596
Comprehensive Income:				
Net income		74,362		74,362
Other comprehensive income:				
Unrealized loss from hedging activities of equity method investments, net of tax of ($869)			(1,326)	
Reclassification adjustment of realized loss from hedging activities of equity method investments included in net income, net of tax of $1,553			2,377	1,051
Total comprehensive income				75,413
Common Stock Issued	20,098			20,098
Dividends Declared *($.8225 per share)*		(54,912)		(54,912)
Balance, October 31, 2003	372,651	259,476	(1,932)	630,195
Comprehensive Income:				
Net income		95,188		95,188
Other comprehensive income:				
Unrealized gain on marketable securities, net of tax of $391			597	
Unrealized gain from hedging activities of equity method investments, net of tax of $292			381	
Reclassification adjustment of realized loss from hedging activities of equity method investments included in net income, net of tax of $512			788	1,766
Total comprehensive income				96,954
Common Stock Issued	195,503			195,503
Common Stock Repurchased	(4,487)			(4,487)
Dividends Declared *($.8525 per share)*		(63,267)		(63,267)
Balance, October 31, 2004	563,667	291,397	(166)	854,898
Comprehensive Income:				
Net income		101,270		101,270
Other comprehensive income:				
Reclassification adjustment of realized gain on marketable securities included in net income, net of tax of ($391)			(597)	
Unrealized gain from hedging activities of equity method investments, net of tax of $287			436	
Reclassification adjustment of realized gain from hedging activities of equity method investments included in net income, net of tax of ($1,280)			(1,926)	(2,087)
Total comprehensive income				99,183
Common Stock Issued	25,332			25,332
Common Stock Repurchased	(26,119)			(26,119)
Tax benefit from dividends paid on ESOP shares		264		264
Dividends Declared *($.905 per share)*		(69,366)		(69,366)
Balance, October 31, 2005	$562,880	$323,565	$(2,253)	$884,192

The components of accumulated other comprehensive income (loss) as of October 31, 2004 and 2005, are as follows.

In thousands	2004	2005
Unrealized gain (loss) from hedging activities of equity method investments	$(763)	$(2,253)
Unrealized gain on marketable securities	597	—
Accumulated other comprehensive income (loss)	$(166)	$(2,253)

See notes to consolidated financial statements.

Note 1:

Summary of Significant Accounting Policies

A. Operations and Principles of Consolidation.
Piedmont Natural Gas Company, Inc. (Piedmont) is an energy services company primarily engaged in the distribution of natural gas to residential, commercial and industrial customers in portions of North Carolina, South Carolina and Tennessee. We are invested in joint venture, energy-related businesses, including unregulated retail natural gas marketing, interstate natural gas storage and intrastate natural gas transportation. Our utility operations are regulated by three state regulatory commissions. For further information on regulatory matters, see Note 3 to the consolidated financial statements.

The consolidated financial statements reflect the accounts of Piedmont, its wholly owned subsidiaries and, through October 25, 2005, its 50% equity interest in Eastern North Carolina Natural Gas Company (EasternNC). On October 25, 2005, we purchased the remaining 50% interest in EasternNC and merged it into Piedmont. See Note 2 to the consolidated financial statements for further information on acquisitions.

Investments in non-utility activities are accounted for under the equity method as we do not have controlling voting interests or otherwise exercise control over the management of such companies. Our ownership interest in each entity is recorded in "Equity method investments in non-utility activities" in the consolidated balance sheets. Earnings or losses from equity method investments are recorded in "Income from equity method investments" in the consolidated statements of income. For further information on equity method investments, see Note 10 to the consolidated financial statements. Revenues and expenses of all other non-utility activities are included in "Non-operating income" in the consolidated statements of income. Significant inter-company transactions have been eliminated in consolidation where appropriate; however, we have not eliminated inter-company profit on sales to affiliates in accordance with Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting For The Effects of Certain Types of Regulation" (Statement 71).

B. Rate-Regulated Basis of Accounting.
Our utility operations are subject to regulation with respect to rates, service area, accounting and various other matters by the regulatory commissions in the states in which we operate. Statement 71 provides that rate-regulated public utilities account for and report assets and liabilities consistent with the economic effect of the manner in which independent third-party regulators establish rates. In applying Statement 71, we capitalize certain costs and benefits as regulatory assets and liabilities, respectively, in order to provide for recovery from or refund to utility customers in future periods.

We monitor the regulatory and competitive environment in which we operate to determine that our regulatory assets continue to be probable of recovery. If we were to determine that all or a portion of these regulatory assets no longer met the criteria for continued application of Statement 71, we would write off that portion which we could not recover, net of any regulatory liabilities which would be deemed no longer necessary. Our reviews have not resulted in any write offs of any regulatory assets or liabilities.

Regulatory assets and liabilities in the consolidated balance sheets as of October 31, 2005 and 2004, are as follows.

In thousands	2005	2004
Regulatory Assets:		
Unamortized debt expense	$ 4,822	$ 5,261
Amounts due from customers	52,161	28,832
Environmental costs*	4,085	4,658
Demand-side management costs*	4,387	5,089
Deferred operations and maintenance expenses*	9,219	5,579
Deferred integration costs of acquisition*	1,021	2,042
Deferred pension and other retirement benefits costs*	6,480	5,119
Other*	3,671	2,672
Total	$ 85,846	$ 59,252
Regulatory Liabilities:		
Regulatory cost of removal obligations	$288,989	$266,700
Amounts due to customers	17,124	26,379
Deferred income taxes	25,992	24,840
Environmental liability due customers*	1,157	2,314
Total	$333,262	$320,233

* Regulatory assets are included in "Other" in "Investments, Deferred Charges and Other Assets" and regulatory liabilities are included in "Other" in "Deferred Credits and Other Liabilities" in the consolidated balance sheets.

As of October 31, 2005, we had regulatory assets totaling $3.7 million on which we do not earn a return during the recovery period. The original amortization periods for these assets range from three to 15 years and, accordingly,

$2.5 million will be fully amortized by 2008, $.2 million will be fully amortized by 2010 and the remaining $1 million will be fully amortized by 2018.

C. Utility Plant and Depreciation.
Utility plant is stated at original cost, including direct labor and materials, allocable overhead charges and an allowance for borrowed and equity funds used during construction (AFUDC). For the years ended October 31, 2005, 2004 and 2003, AFUDC totaled $3.1 million, $2.6 million and $2.3 million, respectively. The portion of AFUDC attributable to equity funds is included in "Other Income (Expense)" and the portion attributable to borrowed funds is shown as a reduction of "Utility Interest Charges" in the consolidated statements of income. The costs of property retired are removed from utility plant and charged to accumulated depreciation.

We compute depreciation expense using the straight-line method over periods ranging from 5 to 65 years. The composite weighted-average depreciation rates were 3.46% for 2005, 3.51% for 2004 and 3.64% for 2003.

Depreciation rates for utility plant are approved by our regulatory commissions. In North Carolina, we are required to conduct a depreciation study every five years and propose new depreciation rates for approval. No such five-year requirement exists in South Carolina or Tennessee; however, we periodically propose revised rates in those states based on depreciation studies. The approved depreciation rates are comprised of two components, one based on average service life and one based on cost of removal. Accordingly, we accrue estimated costs of removal of long-lived assets through depreciation expense. The related cost of removal accrual is reflected in "Regulatory cost of removal obligations" in the consolidated balance sheets.

SFAS No. 143, "Accounting for Asset Retirement Obligations" (Statement 143), requires that we record a liability at fair value for an asset retirement obligation when the legal obligation to retire the asset has been incurred if a reasonable estimate of fair value can be made. We have determined that we have asset retirement obligations for our underground mains and services; however, the fair value of the obligations cannot be determined because the end of the system life is indeterminable. For further discussion of asset retirement obligations, see Note 1.N to the consolidated financial statements.

D. Trade Accounts Receivable and Allowance for Doubtful Accounts.
Trade accounts receivable consist of natural gas sales and transportation services, merchandise sales and service work. We maintain an allowance for doubtful accounts, which we adjust periodically, based on the aging of receivables and our historical and projected charge-off activity. Our estimate of recoverability could differ from actual experience based on customer credit issues, the level of natural gas prices and general economic conditions. Merchandise receivables due beyond one year are included in "Other" in "Investments, Deferred Charges and Other Assets" in the consolidated balance sheets.

A reconciliation of changes in the allowance for doubtful accounts for the years ended October 31, 2005, 2004 and 2003, is as follows.

In thousands	2005	2004	2003
Balance at beginning of year	**$ 1,086**	$ 2,743	$ 810
Additions charged to uncollectibles expense	**6,224**	6,098	6,427
Additions from acquisitions	**—**	—	1,385
Accounts written off, net of recoveries	**(6,122)**	(7,755)	(5,879)
Balance at end of year	**$ 1,188**	$ 1,086	$ 2,743

E. Goodwill, Equity Method Investments and Long-Lived Assets.
All of our goodwill is attributable to the regulated utility segment. We evaluate goodwill for impairment annually, or more frequently if impairment indicators surface during the year. We did not recompute the fair value of goodwill in 2005 since our last fair value determination exceeded the carrying amount by a substantial margin. The assets and liabilities that comprise the reporting unit have not changed significantly. Based on an analysis of events that have occurred and circumstances that have changed since the most recent fair value determination, we believe the likelihood that the current carrying amounts would be less than the fair value is remote.

In our 2004 appraisal, we used a weighted average of the guideline company method of the market approach and the discounted cash flow method of the income approach on the premise of continued use. This method assumes that a buyer and seller contemplate the continued use of the reporting unit at its present location as part of current and future operations. The guideline company method of the market approach is based on market multiples of companies that are representative of our peers in the natural gas distribution industry. The discounted cash flow method of the income approach consists of estimating annual future cash flows and individually discounting them back to the present value. These calculations are dependent on several subjective factors, including the timing of future cash flows, future growth rates and the discount rate. The calculations also define the reporting unit as the domestic natural gas distribution business. An impairment charge would be recognized if the carrying value of the reporting unit, including goodwill, exceeded its fair value. No impairment has been recognized during the years ended October 31, 2005, 2004 and 2003.

Changes in goodwill for the years ended October 31, 2005 and 2004, are as follows. For further information on acquisitions, see Note 2 to the consolidated financial statements.

In thousands

Balance, October 31, 2003		$50,924
Purchase price allocation adjustments for NCNG:		
Deferred income taxes from book and tax basis differences of the purchase price	(5,000)	
Unrecorded liabilities and true-up of working capital	2,275	(2,725)
Minority interest income in EasternNC for the year		(48)
Balance, October 31, 2004		48,151
Minority interest income in EasternNC for the year		(602)
Acquisition of remaining 50% interest in EasternNC		(166)
Balance, October 31, 2005		$47,383

We review our equity method investments and long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. There were no events or circumstances during the years ended October 31, 2005, 2004 and 2003, that resulted in any impairment charges. For further information on equity method investments, see Note 10 to the consolidated financial statements.

F. Unamortized Debt Expense.

Unamortized debt expense consists of costs, such as underwriting and broker dealer fees, discounts and commissions, legal fees, registration fees and rating agency fees, related to issuing long-term debt. We amortize debt expense on a straight-line basis, which approximates the effective interest method, over the life of the related debt which has lives ranging from 10 to 30 years.

G. Inventories.

We maintain gas inventories on the basis of average cost. Injections into storage are priced at the purchase cost at the time of injection and withdrawals from storage are priced at the weighted average purchase price in storage. The cost of gas in storage is recoverable under rate schedules approved by state regulatory commissions. Inventory activity is subject to regulatory review on an annual basis in gas cost recovery proceedings.

Materials, supplies and merchandise inventories are valued at the lower of average cost or market and are removed from such inventory at average cost.

H. Deferred Purchased Gas Adjustments.

Rate schedules for utility sales and transportation customers include purchased gas adjustment (PGA) provisions that provide for the recovery of prudently incurred gas costs. With regulatory commission approval, we revise rates periodically without formal rate proceedings to reflect changes in the cost of gas. Under PGA provisions, charges to cost of gas are based on the gas cost amounts recoverable under approved rate schedules. By jurisdiction, differences between gas costs incurred and gas costs billed to customers are deferred and included in "Amounts due from customers" or "Amounts due to customers" in the consolidated balance sheets. We review gas costs and deferral activity periodically and, with regulatory commission approval, increase rates to collect under-recoveries or decrease rates to refund over-recoveries over a subsequent period.

I. Taxes.

Deferred income taxes are determined based on the estimated future tax effects of differences between the book and tax basis of assets and liabilities. Deferred taxes are primarily attributable to utility plant, equity method investments and revenues and cost of gas. We have provided valuation allowances to reduce the carrying amount of deferred tax assets to amounts that are more likely than not to be realized. To the extent that the establishment of deferred income taxes is different from the recovery of taxes through the ratemaking process, the differences are deferred pursuant to Statement 71, and a regulatory asset or liability is recognized for the impact of tax expenses or benefits that will be collected from or refunded to customers in different periods pursuant to rate orders. We amortize deferred investment tax credits to income over the estimated useful lives of the property to which the credits relate.

General taxes consist primarily of property taxes and payroll taxes. These taxes are not included in revenues.

J. Revenue Recognition.

Utility sales and transportation revenues are based on rates approved by state regulatory commissions. Base rates charged to customers may not be changed without formal approval by the regulatory commission in that jurisdiction; however, the wholesale cost of gas component of rates may be adjusted periodically under PGA provisions. A weather normalization adjustment (WNA) factor is included in rates charged to residential and commercial customers during the winter period November through March in all jurisdictions except EasternNC. The WNA is designed to offset the impact that unusually cold or warm weather has on customer billings during the winter season.

Revenues are recognized monthly on the accrual basis, which includes estimated amounts for gas delivered to customers but not yet billed under the cycle-billing method from the last meter reading date to month end. The unbilled revenue estimate reflects factors requiring judgment related to estimated usage by customer class, changes in weather during the period and the impact of the WNA.

Secondary market, or wholesale, sales revenues are recognized when the physical sales are delivered based on contract or market prices.

K. Earnings Per Share.

We compute basic earnings per share using the weighted average number of shares of Common Stock outstanding during each period. A reconciliation of basic and diluted earnings per share for the years ended October 31, 2005, 2004 and 2003, is presented below.

In thousands except per share amounts	2005	2004	2003
Net Income	$101,270	$95,188	$74,362
Average shares of Common Stock outstanding for basic earnings per share	76,680	74,359	66,782
Contingently issuable shares under the Executive Long-Term Incentive Plan	312	438	225
Average shares of dilutive stock	76,992	74,797	67,007
Earnings Per Share:			
Basic	$ 1.32	$ 1.28	$ 1.11
Diluted	$ 1.32	$ 1.27	$ 1.11

L. Statements of Cash Flows.

For purposes of reporting cash flows, we consider instruments purchased with an original maturity at date of purchase of three months or less to be cash equivalents.

M. Use of Estimates.

We make estimates and assumptions when preparing the consolidated financial statements. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates.

N. Recently Issued Accounting Standards.

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123(R), "Share-Based Payment" (Statement 123R). Statement 123R requires entities to adopt the fair value method of accounting for stock-based plans. The fair value method requires the amortization of the fair value of stock-based compensation as determined at the date of grant over the related vesting period. Under Statement 123R, most employee stock purchase plans that offer a discount of greater than 5% are considered compensatory. We will adopt Statement 123R on November 1, 2005, and amend our employee stock purchase plan to lower the discount from 10% to 5%. The adoption of Statement 123R will not have a material effect on our financial position or results of operations.

In March 2005, the FASB issued Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations" (FIN 47), to clarify the term "conditional asset retirement" as used in SFAS 143, "Accounting for Asset Retirement Obligations." FIN 47 requires that a liability be recognized for the fair value of a conditional asset retirement obligation when incurred, if the fair value of the liability can be reasonably estimated. Uncertainty about the timing or method of settlement of a conditional asset retirement obligation would be factored into the measurement of the liability when sufficient information exists. This interpretation is effective no later than the end of fiscal years ending after December 15, 2005. Accordingly, we will adopt FIN 47 no later than our fourth fiscal quarter in 2006. We are currently assessing the impact FIN 47 may have on our consolidated balance sheet; however, we believe the adoption of FIN 47 will not have a material impact on our financial position, results of operations or cash flows.

Note 2:

Acquisitions

Effective at the close of business on September 30, 2003, we purchased 100% of the common stock of NCNG from Progress Energy, Inc. (Progress), for $417.5 million in cash plus $32.4 million for estimated working capital. We paid an additional $.3 million for actual working capital in our second quarter ended April 30, 2004. At the time of the acquisition, NCNG, a regulated natural gas distribution company, served 176,000 customers in eastern North Carolina, including 57,000 customers served by four municipalities who were wholesale customers of NCNG. NCNG was merged into Piedmont immediately following the closing.

We also purchased for $7.5 million in cash Progress' equity interest in EasternNC. At that time, EasternNC was a regulated utility with a certificate of public convenience and necessity to provide natural gas service to 14 counties in eastern North Carolina that previously were not served with natural gas. Progress' equity interest in EasternNC consisted of 50% of EasternNC's outstanding common stock and 100% of EasternNC's outstanding preferred stock.

We recorded the assets purchased on September 30, 2003, at fair value, except for utility plant, franchises and consents and miscellaneous intangible property that were recorded at book value in accordance with Statement 71. We recorded estimated goodwill at closing of $42.2 million for NCNG and $1.1 million for EasternNC. We finalized the purchase price allocation during our third quarter ended July 31, 2004, resulting in a decrease in goodwill of $2.7 million attributable to NCNG. This adjustment was primarily due to recording $5 million in deferred income taxes from book and tax basis differences of the purchase price, partially offset by unrecorded liabilities and the true-up of estimated working capital to actual. The goodwill attributable to EasternNC as of September 30, 2003, was not adjusted. We believe that approximately $31.4 million of the goodwill will be deductible for tax purposes.

On October 25, 2005, we purchased the remaining 50% interest in EasternNC for $1. EasternNC was merged into Piedmont immediately following the closing. The primary reason for the purchase of the remaining 50% interest was to integrate the rate structure of EasternNC into Piedmont's rate structure.

Note 3:

Regulatory Matters

Our utility operations are subject to regulation by the North Carolina Utilities Commission (NCUC), the Public Service Commission of South Carolina (PSCSC) and the Tennessee Regulatory Authority (TRA) as to rates, service area, adequacy of service, safety standards, extensions and abandonment of facilities, accounting and depreciation. We are also subject to regulation by the NCUC as to the issuance of securities.

In 1996, the NCUC ordered us to establish an expansion fund to enable the extension of natural gas service into unserved areas of North Carolina. The expansion fund was funded with supplier refunds, plus investment income earned, that would otherwise be refunded to customers. In accordance with a 2002 NCUC order, we no longer deposit supplier refunds in the expansion fund for our pre-NCNG acquisition operations; however, we continue to deposit supplier refunds attributable to NCNG operations in the expansion fund. As of October 31, 2005, the balance of $13.1 million in our expansion fund held by the North Carolina State Treasurer is included in the consolidated balance sheet in "Restricted cash," with an offsetting liability included in "Amounts due to customers." In accordance with the order in the general rate case proceeding in 2005 discussed below, the expansion funds held by the State Treasurer will be returned to us in early 2006.

The PSCSC has approved a gas cost hedging plan for the purpose of cost stabilization for South Carolina customers. The plan is limited to 60% of annual normalized sales volumes for South Carolina and operates using historical pricing indices that are tied to future projected gas prices as traded on a national exchange. All properly accounted for costs incurred in accordance with the plan are deemed to be prudently incurred and are recovered in rates as a gas cost. Any benefits recognized are deemed to be reductions in gas cost and are refunded to South Carolina customers in rates.

We have a similar hedging plan in North Carolina. Recovery of costs associated with the hedging plan is not pre-approved by the NCUC and the costs are treated as gas costs subject to the annual gas cost prudence review. Any benefits or gain recognition are deemed to be reductions in gas costs and are refunded to North Carolina customers in rates. Through October 31, 2005, we have recovered 100% of the costs incurred under the North Carolina plan that have been reviewed for prudence.

In Tennessee, costs and benefits associated with hedging activities are recovered through the Actual Cost Adjustment (ACA) mechanism. The costs and benefits of financial instruments and all other gas costs incurred are components of the Tennessee Incentive Plan (TIP) mechanism approved by the TRA. The TIP mechanism replaced annual prudence reviews by benchmarking gas costs and secondary market activity performance against amounts determined by published market indices.

Due to the seasonal nature of our business and weather conditions during the winter period, we contract with customers in the secondary market to sell supply and capacity assets when available. In North Carolina and South Carolina, we operate under benefit-sharing mechanisms approved by the NCUC and the PSCSC for secondary market transactions (capacity release and off-system sales) whereby 75% of the benefit is refunded to jurisdictional customers in rates and 25% of the benefit is retained by us. In Tennessee, we operate under the TIP whereby gas purchase benchmarking benefits or losses are combined with secondary market transaction benefits or losses and shared by customers and us under a pre-approved formula. Our share of net gains or losses in Tennessee is subject to an overall annual cap of $1.6 million.

Effective November 1, 2003, the NCUC issued an order approving an increase in NCNG's regulatory margin of $29.4 million annually. This order also approved changes in cost allocations and rate design and changes in tariffs and service regulations.

Effective November 1, 2003, the TRA approved an increase in revenues of $10.3 million annually. This order also approved changes in cost allocations and rate design and changes in tariffs and service regulations.

In March 2003, we, along with two other natural gas companies in Tennessee, filed a petition with the TRA requesting a declaratory order that the gas cost portion of uncollectible accounts be recovered through PGA procedures. The petition stated that to the extent that the gas cost portion of net write-offs for a fiscal year exceeds the gas cost portion of uncollectible accounts allowed in base rates, the unrecovered portion would be included in ACA filings for future recovery from customers. Conversely, to the extent that the gas cost portion of net write-offs for a fiscal year is less than the gas cost portion included in base rates, the difference would be refunded to customers through the ACA filings. In February 2004, the TRA approved the petition by modifying the formula in the PGA rules to allow for the recovery of uncollected gas cost on an experimental basis for one year, effective March 10, 2004. On April 4, 2005, the authority extended the experimental period for one more year.

The North Carolina General Assembly enacted the Clean Water and Natural Gas Critical Needs Act of 1998 which provided for the issuance of $200 million of general obligation bonds of the state for the purpose of providing grants, loans or other financing for the cost of constructing natural gas facilities in unserved areas of North Carolina. In 2000, the NCUC issued an order awarding EasternNC an exclusive franchise to provide natural gas service to 14 counties in the eastern-most part of North Carolina that had not been able to obtain gas service because of the relatively small population of those counties and the resulting uneconomic feasibility of providing service. The order also granted $38.7 million in state bond funding. In 2001, the NCUC issued an order granting EasternNC an additional $149.6 million, for a total of $188.3 million. As of October 31, 2005, the remaining balance of the bond funds allocated to EasternNC was $16 million.

We establish a state bond receivable when we determine that construction costs are reimbursable by the state. As of October 31, 2005 and 2004, we had receivables of $12 million and $3.5 million, respectively, related to the bond fund included in "Other receivables" in the consolidated balance sheets. In accordance with NCUC orders, we must also contribute funding to the project that is not subject to bond reimbursement. During the twelve months ended October 31, 2005, we made capital expenditures totaling $9.5 million for which we did not seek reimbursement from the bond fund.

The NCUC has allowed EasternNC to defer its operations and maintenance expenses during the first eight years of operation or until the first rate case order, whichever occurs first, with a maximum deferral of $15 million. The deferred amounts accrue interest at a rate of 8.69% per annum. On December 1, 2003, the NCUC confirmed that these deferred expenses should be treated as a regulatory asset for future recovery from customers to the extent they are deemed prudent and proper. As of October 31, 2005 and 2004, deferred operations and maintenance expenses of $9.2 million and $5.6 million, respectively, including accrued interest, were deferred as a regulatory asset in the consolidated balance sheets. As a part of the general rate case proceeding discussed below, deferral will cease on October 31, 2005, and the balance in the deferred account as of June 30, 2005, will be amortized over 15 years beginning November 1, 2005. Amortization of amounts totaling $1.3 million that were deferred between July 1 and October 31, 2005, will be addressed in the next general rate case.

On October 22, 2004, we filed a petition with the NCUC seeking deferred accounting treatment for certain pipeline integrity management costs to be incurred by us in compliance with the Pipeline Safety Improvement Act of 1992 and regulations of the United States Department of Transportation. The NCUC approved deferral treatment of these costs applicable to all incremental expenditures beginning November 1, 2004. As a part of the general rate case discussed below, the balance of $.4 million in the deferred account as of June 30, 2005, will be amortized over three years beginning November 1, 2005, and subsequent expenditures will continue to be deferred. Any unamortized balance at the end of the three years will be addressed in a future rate case.

On February 16, 2005, the Natural Gas Rate Stabilization Act of 2005 became effective in South Carolina. The law provides electing natural gas utilities, including Piedmont, with a mechanism for the regular, periodic and more frequent (annual) adjustment of rates which is intended to: (1) encourage investment by natural gas utilities, (2) enhance economic development efforts, (3) reduce the cost of rate adjustment proceedings and (4) result in smaller but more frequent rate changes for customers. If the utility elects to operate under the Act, the annual filing will provide that the utility's rate of return on equity will remain within a 50-basis points band above or below the current allowed rate of return on equity. On April 26, 2005, we filed an election with the PSCSC to adopt this new mechanism.

On June 15, 2005, we filed with the PSCSC a quarterly monitoring report for the twelve months ended March 31, 2005, along with revenue deficiency calculations and proposed changes in our tariff rates. In the filing, we requested an increase in annual margin of $3.2 million. On October 21, 2005, the PSCSC issued an order approving an increase in annual margin of $2.6 million, effective November 1, 2005.

On April 1, 2005, we filed a general rate case application with the NCUC requesting a consolidation of the respective rate bases, revenues and expenses of Piedmont, NCNG and EasternNC. In addition to a unified and uniform rate structure for all customers served by us in North Carolina, the application requested a general restructuring and increase in rates and charges for customers to produce an overall annual increase in margin of $36.7 million, a consolidation and/or amortization of certain deferred accounts, changes to cost allocations and rate design including an innovative "conservation tariff" mechanism that decouples margin recovery from residential and commercial customer consumption, changes and unification of existing service regulations and tariffs, common depreciation rates for plant and recovery of uncollectible gas costs through the gas cost deferred account.

On August 31, 2005, a stipulation was filed in this proceeding resolving all issues and providing a margin increase of $20.2 million. On November 3, 2005, the NCUC issued an order approving the margin increase and authorizing new rates effective November 1, 2005. The Stipulation provided for the elimination of the WNA and the establishment of a Customer Utilization Tracker (CUT). The CUT is a tracker which is experimental and can be effective for no more than three years, subject to review and approval in a future general rate case proceeding. The CUT provides for the recovery of our approved margin per customer independent of weather or other usage and consumption patterns of residential and commercial customers. The CUT will track our margin earned monthly and will result in semi-annual rate adjustments to refund any over-collection or recover any under-collection. During the life of the CUT, the NCUC ordered us to contribute $500,000 per year toward conservation programs to assist residential and commercial customers. The conservation programs are subject to review and approval by the NCUC. On January 3, 2006, the North Carolina Office of the Attorney General filed a notice of appeal in this rate proceeding challenging the lawfulness of the NCUC's authorization and approval of the CUT. We believe the CUT is lawful, just and reasonable and reflects good public policy, and we intend to vigorously defend the NCUC's action authorizing and approving the Stipulation and the CUT. We are unable to predict the outcome of an appeal being granted or the potential impact to our rates, charges or terms and conditions of service should the NCUC order be reversed or remanded.

Note 4:

Long-Term Debt

All of our long-term debt is unsecured. Long-term debt as of October 31, 2005 and 2004, is as follows.

In thousands	2005	2004
Senior Notes:		
9.44%, due 2006	$ 35,000	$ 35,000
8.51%, due 2017	35,000	35,000
Medium-Term Notes:		
7.35%, due 2009	30,000	30,000
7.80%, due 2010	60,000	60,000
6.55%, due 2011	60,000	60,000
5.00%, due 2013	100,000	100,000
6.87%, due 2023	45,000	45,000
8.45%, due 2024	40,000	40,000
7.40%, due 2025	55,000	55,000
7.50%, due 2026	40,000	40,000
7.95%, due 2029	60,000	60,000
6.00%, due 2033	100,000	100,000
Total	660,000	660,000
Less current maturities	35,000	—
Total	$625,000	$660,000

Current maturities for the next five years ending October 31 and thereafter are as follows.

In thousands	
2006	$ 35,000
2007	—
2008	—
2009	30,000
2010	60,000
Thereafter	535,000
Total	$660,000

We have a shelf registration statement that can be used for either debt or equity securities filed with the Securities and Exchange Commission for $690 million. In December 2003, we sold $200 million of medium-term notes and in January 2004, we sold $180.6 million of Common Stock under this shelf registration statement. The remaining balance of unused long-term financing available under this shelf registration statement is $309.4 million.

The amount of cash dividends that may be paid on Common Stock is restricted by provisions contained in certain note agreements under which long-term debt was issued, with those for the senior notes being the most restrictive. We cannot pay or declare any dividends, make any other distribution on any class of stock or make any investments in subsidiaries, or permit any subsidiary to do any of the above (all of the foregoing being "restricted payments"), except out of net earnings available for restricted payments. As of October 31, 2005, we could make restricted payments totaling $576.6 million. Retained earnings as of this date were $323.6 million; therefore, none of our retained earnings were restricted.

We are subject to default provisions related to our long-term debt. Failure to satisfy any of the default provisions would result in total outstanding issues of debt becoming due. There are cross-default provisions in all our debt agreements. As of October 31, 2005, we are in compliance with all default provisions.

Note 5: Capital Stock

Changes in Common Stock for the years ended October 31, 2003, 2004 and 2005, are as follows.

In thousands	Shares	Amount
Balance, October 31, 2002	66,180	$352,553
Issued to participants in the Employee Stock Purchase Plan (ESPP)	33	550
Issued to the Dividend Reinvestment and Stock Purchase Plan (DRIP)	968	17,375
Issued to participants in the Executive Long-Term Incentive Plan (LTIP)	128	2,173
Balance, October 31, 2003	67,309	372,651
Issued to ESPP	45	853
Issued to DRIP	940	19,164
Issued to LTIP	79	1,658
Sale of common stock, net of expenses	8,500	173,828
Shares repurchased	(203)	(4,487)
Balance, October 31, 2004	76,670	563,667
Issued to ESPP	**43**	**904**
Issued to DRIP	**1,013**	**22,632**
Issued to LTIP	**77**	**1,796**
Shares repurchased	**(1,105)**	**(26,119)**
Balance, October 31, 2005	**76,698**	**$562,880**

Under the LTIP, the Board of Directors has awarded units to eligible officers and other participants. Depending upon the levels of performance targets achieved by Piedmont during multi-year performance periods, distribution of those awards may be made in the form of shares of Common Stock and cash withheld for payment of applicable taxes on the compensation. The LTIP requires that a minimum threshold performance be achieved in order for any award to be distributed. For the years ended October 31, 2005, 2004 and 2003, we recorded compensation expense for the LTIP of $4 million, $3.1 million and $3.9 million, respectively.

In June 2004, the Board of Directors approved a Common Stock Open Market Purchase Program that authorizes the repurchase of up to three million shares of currently outstanding shares of Common Stock. We implemented the program in September 2004. We utilize a broker to repurchase the shares on the open market and such shares are then cancelled and become authorized but unissued shares available for issuance under the ESPP, DRIP and LTIP.

On December 16, 2005, the Board of Directors approved an increase in the number of shares in this program from three million to six million to reflect the stock split in 2004. The Board also approved the repurchase of up to four million additional shares of currently outstanding shares of Common Stock and amended the program to provide for repurchases to maintain our debt-to-equity capitalization ratios at target levels. These combined actions increased the total authorized share repurchases from three million to ten million shares.

As of October 31, 2005, 3.6 million shares of Common Stock were reserved for issuance as follows.

In thousands	
ESPP	**177**
DRIP	**2,225**
LTIP	**1,222**
Total	**3,624**

Note 6:

Financial Instruments and Related Fair Value

As of October 31, 2005, we had committed bank lines of credit totaling $250 million, for which we pay a maximum annual fee of $.3 million, and additional uncommitted lines of credit totaling $113 million on a no fee and as needed, if available, basis. The fee for the committed lines is based on the portion of the credit facility that is unused. As of January 17, 2006, we have increased the amount of uncommitted lines to $225 million.

Short-term borrowings under the lines, with maturity dates of less than 90 days, include LIBOR cost-plus loans, transactional borrowings and overnight cost-plus loans based on the lending bank's cost of money, with a maximum rate of the lending bank's commercial prime interest rate. As of October 31, 2005 and 2004, outstanding borrowings under the lines are included in "Notes payable" in the consolidated balance sheets, and consisted of $158.5 million and $109.5 million, respectively, in LIBOR cost-plus loans at a weighted average interest rate of 4.28% and 2.18%, respectively. As of October 31, 2005, the unused committed lines of credit totaled $91.5 million.

As of October 31, 2005, we had a line of credit for letters of credit of $1.5 million, of which $1.2 million were issued and outstanding. These letters of credit are used to guarantee self-insured claims under our general liability policies.

Our principal business activity is the distribution of natural gas. As of October 31, 2005, our trade accounts receivable consisted of gas receivables of $103.1 million and merchandise and jobbing receivables of $4.4 million, net of an allowance for doubtful accounts of $1.2 million. We believe that we have provided an adequate allowance for any receivables which may not be ultimately collected.

In connection with the sale in January 2004 of our propane interests, we received 37,244 common units of Energy Transfer Partners, LP. The market value of these units as of October 31, 2004, was included in "Marketable securities" in the consolidated balance sheet. In February 2005, we sold all of the common units with proceeds of $2.4 million, resulting in a pre-tax gain of $1.5 million. For further information on this transaction, see Note 10 to the consolidated financial statements.

The carrying amounts in the consolidated balance sheets of cash and cash equivalents, restricted cash, receivables, notes payable and accounts payable approximate their fair values due to the short-term nature of these financial instruments. Based on quoted market prices of similar issues having the same remaining maturities, redemption terms and credit ratings, the estimated fair value amounts of long-term debt as of October 31, 2005 and 2004, including current portion, were as follows.

	2005		2004	
In thousands	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Long-term debt	**$660,000**	**$753,267**	$660,000	$775,269

The use of different market assumptions or estimation methodologies could have a material effect on the estimated fair value amounts. The fair value amounts do not reflect principal amounts that we will ultimately be required to pay.

We purchase natural gas for our regulated operations for resale under tariffs approved by the state regulatory commissions having jurisdiction over the service area where the customer is located. We recover the cost of gas purchased for regulated operations through purchased gas cost recovery mechanisms. We structure the pricing, quantity and term provisions of our gas supply contracts to maximize flexibility and minimize cost and risk for our customers. Our risk management policies allow us to use financial instruments for limited trading purposes and to hedge risks. We have a management-level Energy Risk Management Committee that monitors risks in accordance with our risk management policies.

We have purchased and sold financial options for natural gas in all three states for our gas purchase portfolios. The gains or losses on financial derivatives utilized in the regulated utility segment ultimately will be included in our rates to customers. Current period changes in the assets and liabilities from these risk management activities are recorded as a component of gas costs in amounts due customers in accordance with Statement 71. Accordingly, there is no earnings impact on the regulated utility segment as a result of the use of these financial derivatives. As of October 31, 2005 and 2004, the total fair value of gas purchase options included in the consolidated balance sheets was $22.8 million and $13.2 million, respectively.

Note 7:

Leases and Unconditional Purchase Obligations

We lease certain buildings, land and equipment for use in our operations under noncancelable operating leases. For the years ended October 31, 2005, 2004 and 2003, operating lease payments were $6.9 million, $5.7 million and $4.5 million, respectively. During 2005, we sold our corporate office building and entered into a ten-year lease on new office space beginning November 1, 2005.

Future minimum lease obligations for the next five years ending October 31 and thereafter are as follows.

In thousands	
2006	$ 7,143
2007	6,046
2008	5,146
2009	4,600
2010	3,883
Thereafter	22,615
Total	$49,433

We routinely enter into long-term commodity purchase commitments and agreements that commit future cash flows to acquire services we need in our business. These commitments include pipeline and storage capacity contracts and gas supply contracts to provide service to our customers and telecommunication and information technology contracts and other purchase obligations. The time periods for pipeline and storage capacity contracts range from one to 15 years. The time periods for gas supply contracts range from one to three years. The time periods for the telecommunications and technology contracts providing maintenance fees for hardware and software applications, usage fees, local and long-distance data costs, frame relay, cell usage fees and contract labor and consulting fees range from one to four years. Other purchase obligations consist primarily of commitments for pipeline products, vehicles and contractors.

As of October 31, 2005, future unconditional purchase obligations for the next five years ending October 31 and thereafter are as follows.

In thousands	Pipeline and Storage Capacity	Gas Supply	Telecommunications and Information Technology	Other	Total
2006	$ 121,169	$13,351	$14,447	$19,811	$ 168,778
2007	117,335	191	15,126	—	132,652
2008	116,351	180	15,837	—	132,368
2009	112,282	113	16,582	—	128,977
2010	112,282	—	17,361	—	129,643
Thereafter	462,140	—	—	—	462,140
Total	$1,041,559	$13,835	$79,353	$19,811	$1,154,558

Note 8:

Employee Benefit Plans

We have a defined-benefit pension plan for the benefit of eligible full-time employees. An employee becomes eligible on the January 1 or July 1 following either the date on which he or she attains age 30 or attains age 21 and completes 1,000 hours of service during the 12-month period commencing on the employment date. Plan benefits are generally based on credited years of service and the level of compensation during the five consecutive years of the last ten years prior to retirement during which the participant received the highest compensation. Our policy is to fund the plan in an amount not in excess of the amount that is deductible for income tax purposes.

We provide certain postretirement health care and life insurance benefits (OPEB) to eligible full-time employees. The liability associated with such benefits is funded in irrevocable trust funds that can only be used to pay the benefits. Employees are first eligible to retire and receive these benefits at age 55 with ten or more years of service after the age of 45. Employees who met this requirement in 1993 or who retired prior to 1993 are in a "grandfathered" group for whom we pay the full cost of the retiree's coverage and the retiree pays the full cost of dependent coverage. Employees not in the grandfathered group have 80% of the cost of retiree coverage paid by us, subject to certain annual contribution limits. Retirees not in the grandfathered group pay 20% of the cost of their coverage plus the full cost of dependent coverage.

In connection with the acquisition of NCNG, we acquired certain pension and OPEB obligations of former employees of NCNG. In February 2004, Progress transferred $34 million attributable to the accrued pension benefits for this group as of September 30, 2003, to the trust fund for this separate "frozen" plan. Progress transferred an additional $.2 million on November 19, 2004, as a result of updated employee information. The transferred active pension plan participants began accruing benefits under the Piedmont pension plan as of October 1, 2003. The OPEB obligation of $9.7 million as of September 30, 2003, for former employees of NCNG was recorded as a liability at closing. No assets attributable to this liability were transferred from Progress.

In January 2005, we determined that the accumulated benefit obligation of the NCNG pension plan exceeded the fair value of plan assets. We recognized an additional minimum pension liability of $4.5 million with a corresponding entry to accumulated other comprehensive income of $2.7 million, net of deferred income taxes. As of October 31, 2005, the plan assets exceeded the accumulated benefit obligation and this plan is disclosed on a consolidated basis with our other pension plan.

As a result of the Medicare Prescription Drug Improvement and Modernization Act of 2003, we amended our postretirement benefit plan on August 1, 2005, to eliminate prescription drug coverage beginning January 1, 2006, for retirees who are Medicare eligible. This prescription drug benefit will be replaced by a defined dollar benefit intended to pay the premiums for Medicare Part D.

A reconciliation of changes in the plans' benefit obligations and fair value of assets for the years ended October 31, 2005 and 2004, and a statement of the funded status as recorded in the consolidated balance sheets as of October 31, 2005 and 2004, are presented below.

	2005	2004	2005	2004
In thousands	Pension Benefits		Other Benefits	
Change in benefit obligation:				
Obligation at beginning of year	$226,315	$199,732	$ 38,874	$ 43,680
Service cost	11,278	9,698	1,391	1,338
Interest cost	12,816	12,084	2,151	2,547
Plan amendments	—	—	(5,934)	1,517
Actuarial (gain) loss	(1,792)	16,888	(3,260)	(8,194)
Benefit payments	(12,009)	(12,087)	(2,490)	(2,014)
Obligation at end of year	$236,608	$226,315	$ 30,732	$ 38,874
Change in fair value of plan assets:				
Fair value at beginning of year	$181,244	$163,831	$ 14,045	$ 12,439
Actual return on plan assets	13,121	15,668	964	527
Employer contributions	17,300	14,232	2,721	3,152
Administrative expenses	(497)	(400)	—	—
Benefit payments	(12,009)	(12,087)	(2,455)	(2,073)
Fair value at end of year	$199,159	$181,244	$ 15,275	$ 14,045
Funded status:				
Funded status at end of year	$ (37,449)	$ (45,071)	$(15,459)	$(24,830)
Unrecognized transition obligation	—	—	5,336	7,912
Unrecognized prior-service cost	5,327	6,229	—	5,522
Unrecognized actuarial gain (loss)	40,462	38,694	(4,996)	(1,803)
Accrued benefit asset (liability)	$ 8,340	$ (148)	$(15,119)	$(13,199)

The NCNG pension plan was underfunded as of October 31, 2004, as the accumulated benefit obligation exceeded the fair value of plan assets. The status of this plan as of October 31, 2005 and 2004, is presented below.

In thousands	2005	2004
Projected benefit obligation	$35,981	$36,858
Accumulated benefit obligation	35,981	36,858
Fair value of plan assets	37,741	33,005
Minimum pension liability	—	4,526

Net periodic benefit cost for the years ended October 31, 2005, 2004 and 2003, includes the following components.

	2005	2004	2003	2005	2004	2003
In thousands	Pension Benefits			Other Benefits		
Service cost	$ 11,278	$ 9,698	$ 6,060	$1,391	$1,338	$ 808
Interest cost	12,816	12,084	10,114	2,151	2,547	2,128
Expected return on plan assets	(16,593)	(16,220)	(13,375)	(1,030)	(922)	(817)
Amortization of transition obligation	—	—	14	879	879	879
Amortization of prior-service cost	933	931	931	1,285	1,030	859
Amortization of actuarial (gain) loss	378	—	(840)	—	280	198
Total	$ 8,812	$ 6,493	$ 2,904	$4,676	$5,152	$4,055

In determining the market-related value of plan assets, we use the following methodology. The asset gain or loss is determined each year by comparing the fund's actual return to the expected return, based on the disclosed expected return on investment assumption. Such asset gain or loss is then recognized ratably over a five-year period. Thus, the market-related value of assets as of year end is determined by adjusting the market value of assets by the portion of the prior five years' gains or losses that has not yet been recognized. This method has been applied consistently in all years presented in the consolidated financial statements. The discount rate can vary from plan year to plan year. October 31 is the measurement date for the plans.

The discount rate has been separately determined for each plan by projecting the plan's cash flows and developing a zero-coupon spot rate yield curve using non-arbitrage pricing and Moody's AA or better-rated non-callable bonds that produces similar results to a hypothetical bond portfolio. As of October 31, 2005, the benchmark was 6.03% for the Piedmont pension plan, 5.84% for the NCNG pension plan and 5.89% for OPEB.

We amortize unrecognized prior-service cost over the average remaining service period for active employees. We amortize the unrecognized transition obligation over the average remaining service period for active employees expected to receive benefits under the plan as of the date of transition. We amortize gains and losses in excess of 10% of the greater of the benefit obligation and the market-related value of assets over the average remaining service period for active employees. The method of amortization in all cases is straight-line.

The weighted average assumptions used in the measurement of the benefit obligation as of October 31, 2005, 2004 and 2003, are presented below.

	2005	2004	2003	2005	2004	2003
	Pension Benefits			Other Benefits		
Discount rate	6.00%	5.75%	6.25%	5.89%	5.75%	6.25%
Rate of compensation increase	4.05%	3.97%	3.97%	4.05%	3.97%	3.97%

The weighted average assumptions used to determine the net periodic benefit cost as of October 31, 2005, 2004 and 2003, are presented below.

	2005	2004	2003	2005	2004	2003
	Pension Benefits			Other Benefits		
Discount rate	6.00%	5.75%	6.25%	5.89%	5.75%	6.25%
Expected long-term rate of return on plan assets	8.50%	8.50%	8.50%	8.50%	8.50%	8.50%
Rate of compensation increase	4.05%	3.97%	3.97%	N/A	N/A	N/A

The weighted-average asset allocations by asset category for the two pension plans and the OPEB plan as of October 31, 2005 and 2004, are presented below.

	2005	2004	**2005**	2004
	Pension Benefits		Other Benefits	
Equity securities	**63%**	62%	**45%**	47%
Debt securities	**37%**	38%	**55%**	53%
Total	**100%**	100%	**100%**	100%

We have long-term target allocations for the pension and OPEB plans by asset category of 60% for equity securities and 40% for debt securities. Our primary investment objective is to generate sufficient assets to meet plan liabilities. The plans' assets will therefore be invested to maximize long-term returns consistent with the plans' liabilities, cash flow requirements and risk tolerance. The plans' liabilities are primarily defined in terms of participant salaries. Given the nature of these liabilities, and recognizing the long-term benefits of investing in equity securities, we invest in a diversified portfolio which includes a significant exposure to equity securities. Specific financial targets include:

- Achieve full funding over the longer term,
- Control fluctuation in pension expense from year to year,
- Achieve satisfactory performance relative to other similar pension plans, and
- Achieve positive returns in excess of inflation over short to intermediate time frames.

To develop the expected long-term rate of return on assets assumption, we considered historical returns and future expectations for returns for each asset class, as well as target asset allocation of the pension and OPEB portfolios. We believe the expected long-term rate of return on the pension and OPEB plans should remain at 8.50% for 2006.

We estimate that we will contribute $15.3 million to the pension plans and $2.6 million to the OPEB plan in 2006.

Benefit payments, which reflect expected future service, as appropriate, are expected to be paid for the next ten years ending October 31 as follows.

In thousands	Pension Benefits	Other Benefits
2006	$13,231	$ 2,154
2007	12,877	2,251
2008	14,393	2,177
2009	17,347	2,209
2010	15,701	2,304
2011-2015	95,211	13,145

The assumed health care cost trend rates used in measuring the accumulated OPEB obligation for the medical plans for all participants as of October 31, 2005 and 2004, are presented below.

	2005	2004
Health care cost trend rate assumed for next year	**9.75%**	10.50%
Rate to which the cost trend is assumed to decline (the ultimate trend rate)	**5.00%**	5.00%
Year that the rate reaches the ultimate trend rate	**2012**	2012

In the past, information for participants aged less than 65 and those aged greater than 65 was maintained separately for calculating the heath care cost trend rate; however, actual experience and trend guidelines were indicating that post-age 65 medical trends were lower than pre-65 medical trends and prescription drug trends for both groups were at about the same level. Since post-age 65 participants have more prescription claims as a group, the trends are nearly equal. The change in trend rates did not have a material effect on the accumulated OPEB obligation.

The health care cost trend rate assumptions could have a significant effect on the amounts reported. A change of 1% would have the following effects.

In thousands	1% Increase	1% Decrease
Effect on total of service and interest cost components of net periodic postretirement health care benefit cost for the year ended October 31, 2005	$ 103	$ (111)
Effect on the health care cost component of the accumulated postretirement benefit obligation as of October 31, 2005	1,024	(1,037)

We maintain salary investment plans which are profit-sharing plans under Section 401(a) of the Internal Revenue Code of 1986, as amended (the Tax Code), which include qualified cash or deferred arrangements under Tax Code Section 401(k). The salary investment plans are subject to the provisions of the Employee Retirement Income Security Act. Full-time employees who have completed six months of continuous service and have attained age 18 are eligible to participate. Participants may defer a portion of their base salary to the plans and we match a portion of their contributions. All contributions vest immediately. For the years ended October 31, 2005, 2004 and 2003, our matching contributions totaled $3.2 million, $2.9 million and $2.3 million, respectively. There are several investment options available to enable participants to diversify their accounts. Participants may invest in Piedmont stock up to a maximum of 20% of their account.

As a result of a plan merger effective in 2001, participants' accounts in our employee stock ownership plan (ESOP) were transferred into our salary investment plans. Former ESOP participants may remain invested in Piedmont common stock in their salary investment plan or may sell the common stock at any time and reinvest the proceeds in other available investment options. The tax benefit of any dividends paid on ESOP shares still in participants' accounts is reflected in the consolidated statement of stockholders' equity as an increase in retained earnings.

Note 9:

Income Taxes

The components of income tax expense for the years ended October 31, 2005, 2004 and 2003, are as follows.

	2005		2004		2003	
In thousands	Federal	State	Federal	State	Federal	State
Charged to operating income:						
Current	**$19,073**	**$ 3,880**	$18,414	$ 9,298	$ (4,581)	$ (959)
Deferred	**24,006**	**5,462**	24,880	(557)	38,252	7,931
Amortization of investment tax credits	**(541)**	**—**	(550)	—	(550)	—
Total	**42,538**	**9,342**	42,744	8,741	33,121	6,972
Charged to other income (expense):						
Current	**15,588**	**2,966**	11,293	2,236	7,685	1,561
Deferred	**(6,407)**	**(1,701)**	(2,582)	(385)	(623)	(99)
Total	**9,181**	**1,265**	8,711	1,851	7,062	1,462
Total	**$51,719**	**$10,607**	$51,455	$10,592	$40,183	$8,434

A reconciliation of income tax expense at the federal statutory rate to recorded income tax expense for the years ended October 31, 2005, 2004 and 2003, is as follows.

In thousands	2005	2004	2003
Federal taxes at 35%	**$57,258**	$55,032	$43,043
State income taxes, net of federal benefit	**6,894**	6,885	5,482
Amortization of investment tax credits	**(541)**	(550)	(550)
Sale of propane interests	**(1,624)**	—	—
Other, net	**339**	680	642
Total	**$62,326**	$62,047	$48,617

As of October 31, 2005 and 2004, deferred income taxes consisted of the following temporary differences.

In thousands	2005	2004
Utility plant	**$208,947**	$198,110
Equity method investments	**12,114**	22,148
Revenues and cost of gas	**25,273**	10,946
Other, net	**(10,156)**	(11,863)
Net deferred income tax liabilities	**$236,178**	$219,341

As of October 31, 2005 and 2004, total deferred income tax liabilities were $261.6 million and $239.4 million and total net deferred income tax assets were $25.4 million and $20.1 million, respectively. Total net deferred income tax assets as of October 31, 2005 and 2004, were net of a valuation allowance of $.5 million and $1.2 million, respectively, for net operating loss carryforwards that we believed were more likely than not to expire before we could use them. Piedmont and its wholly owned subsidiaries file a consolidated federal income tax return. Prior to October 25, 2005, EasternNC filed a separate federal income tax return as we did not own the prerequisite 80% share of EasternNC to allow EasternNC to participate in our consolidated federal return. With Piedmont's acquisition of the remaining 50% interest in EasternNC, EasternNC became a member of Piedmont's consolidated group on October 25, 2005, and was immediately merged into Piedmont. As of the acquisition date, EasternNC had federal and state net operating loss carryforwards of $7.5 million that expire from 2017 through 2025. Piedmont may use the EasternNC federal loss carryforwards to offset taxable income, subject to an annual limitation of $.3 million.

A reconciliation of changes in the deferred tax valuation allowance for the years ended October 31, 2005, 2004 and 2003, is as follows.

In thousands	2005	2004	2003
Balance at beginning of year	$1,200	$1,000	$ —
Charged (credited) to income tax expense	(700)	200	1,000
Balance at end of year	$ 500	$1,200	$1,000

During the year ended October 31, 2004, the Internal Revenue Service finalized its audit of our returns for the tax year ended October 31, 2001. The audit results, which did not have a material effect on our financial position or results of operations, have been reflected in the consolidated financial statements. The Internal Revenue Service is auditing our tax return for the tax year ended October 31, 2002. We believe the results of the audit will not have a material effect on our financial position or results of operations.

Note 10:

Equity Method Investments

The consolidated financial statements include the accounts of wholly owned subsidiaries whose investments in joint venture, energy-related businesses are accounted for under the equity method. Our ownership interest in each entity is included in "Equity method investments in non-utility activities" in the consolidated balance sheets. Earnings or losses from equity method investments are included in "Income from equity method investments" in the consolidated statements of income.

As of October 31, 2005, the amount of our retained earnings that represented undistributed earnings of 50% or less owned equity method investments was $6.2 million.

Cardinal Pipeline Company, L.L.C.

We own 21.48% of the membership interests in Cardinal Pipeline Company, L.L.C., a North Carolina limited liability company. The other members are subsidiaries of The Williams Companies, Inc., and SCANA Corporation. Cardinal owns and operates an intrastate natural gas pipeline in North Carolina and is regulated by the NCUC. Cardinal has firm service agreements with local distribution companies for 100% of the firm transportation capacity on the pipeline, of which Piedmont subscribes to approximately 37%. Cardinal is dependent on the Williams-Transco pipeline system to deliver gas into its system for service to its customers. Cardinal's long-term debt is secured by Cardinal's assets and by each member's equity investment in Cardinal.

We have related party transactions as a transportation customer of Cardinal, and we record in cost of gas the transportation costs charged by Cardinal. For the years ended October 31, 2005, 2004 and 2003, these gas costs were $4.7 million, $4.7 million and $1.7 million, respectively. As of October 31, 2005 and 2004, we owed Cardinal $.4 million.

Summarized financial information provided to us by Cardinal for 100% of Cardinal as of September 30, 2005 and 2004, and for the twelve months ended September 30, 2005, 2004 and 2003, is presented below.

In thousands	2005	2004	2003
Current assets	$ 7,270	$ 8,142	
Non-current assets	88,250	91,049	
Current liabilities	3,238	3,612	
Non-current liabilities	37,496	39,360	
Revenues	15,525	15,567	$16,880
Gross profit	15,525	15,567	16,880
Income before income taxes	8,368	8,102	9,211

Pine Needle LNG Company, L.L.C.

We own 40% of the membership interests in Pine Needle LNG Company, L.L.C., a North Carolina limited liability company. The other members are the Municipal Gas Authority of Georgia and subsidiaries of The Williams Companies, Inc., SCANA Corporation and Amerada Hess Corporation. Pine Needle owns an interstate liquefied natural gas (LNG) storage facility in North Carolina and is regulated by the Federal Energy Regulatory Commission (FERC). Pine Needle has firm service agreements for 100% of the storage capacity of the facility, of which Piedmont subscribes to approximately 64%.

Pine Needle enters into interest-rate swap agreements to modify the interest characteristics of its long-term debt. Movements in the market value of these agreements are recorded as a hedge in "Accumulated other comprehensive income (loss)" in the consolidated balance sheets. Pine Needle's long-term debt is secured by Pine Needle's assets and by each member's equity investment in Pine Needle.

We have related party transactions as a customer of Pine Needle, and we record in cost of gas the storage costs charged by Pine Needle. For the years ended October 31, 2005, 2004 and 2003, these gas costs were $12.4 million, $12.3 million and $10.6 million, respectively. As of October 31, 2005 and 2004, we owed Pine Needle $1.1 million and $1 million, respectively.

Summarized financial information provided to us by Pine Needle for 100% of Pine Needle as of September 30, 2005 and 2004, and for the twelve months ended September 30, 2005, 2004 and 2003, is presented below.

In thousands	2005	2004	2003
Current assets	**$ 8,653**	$10,573	
Non-current assets	**92,255**	94,745	
Current liabilities	**6,752**	8,161	
Non-current liabilities	**40,251**	45,933	
Revenues	**19,870**	19,357	$20,013
Gross profit	**19,870**	19,357	20,013
Income before income taxes	**9,480**	9,372	9,320

US Propane, L.P.

Prior to January 20, 2004, we owned 20.69% of the membership interests in US Propane, L.P. The other members were subsidiaries of TECO Energy, Inc., AGL Resources, Inc., and Atmos Energy Corporation. US Propane owned all of the general partnership interest and approximately 26% of the limited partnership interest in Heritage Propane Partners, L.P. (Heritage Propane), a marketer of propane through a nationwide retail distribution network. In January 2004, we, along with the other members, completed the sale of US Propane's general and limited partnership interests in Heritage Propane for $130 million.

In connection with the sale, the former members of US Propane formed TAAP, LP, a limited partnership, to receive the approximately 180,000 common units of Heritage Propane retained in the sale. On May 21, 2004, TAAP distributed to us 37,244 common units of Energy Transfer Partners, LP (formerly Heritage Propane), as our share of the retained units. The market value of these units as of October 31, 2004, was included in "Marketable securities" in the consolidated balance sheet. On February 1, 2005, we sold 18,622 of the units and on February 2, 2005, we sold the remaining 18,622 units for total cash proceeds of $2.4 million. We recorded a pre-tax gain of $1.5 million in the consolidated statement of income for the year ended October 31, 2005.

SouthStar Energy Services LLC

We own 30% of the membership interests in SouthStar Energy Services LLC, a Delaware limited liability company. The other member is AGL Resources, Inc. (AGLR). Under the terms of an amended and restated limited liability company operating agreement with AGLR effective January 1, 2004, earnings and losses are allocated 25% to us and 75% to AGLR. SouthStar sells natural gas to residential, commercial and industrial customers in the southeastern United States; however, SouthStar conducts most of its business in the unregulated retail gas market in Georgia.

SouthStar utilizes financial contracts to hedge the variable cash flows associated with changes in the price of natural gas. These financial contracts, in the form of futures, options and swaps, are considered to be derivatives and fair value is based on selected market indices. SouthStar does not enter into or hold derivatives for trading or speculative purposes. SouthStar also enters into weather derivative contracts for hedging purposes in order to preserve margins in the event of warmer-than-normal weather in the winter months. Movements in the market value of these contracts are recorded as a hedge in "Accumulated other comprehensive income (loss)" in the consolidated balance sheets.

We have related party transactions as we sell wholesale gas supplies to SouthStar, and we record in operating revenues the amounts billed to SouthStar. For the years ended October 31, 2005, 2004 and 2003, these operating revenues were $10.3 million, $2.7 million and $.9 million, respectively. As of October 31, 2005 and 2004, SouthStar owed us $.9 million and $.6 million, respectively.

Summarized financial information provided to us by SouthStar for 100% of SouthStar as of September 30, 2005 and 2004, and for the twelve months ended September 30, 2005, 2004 and 2003, is presented below.

In thousands	2005	2004	2003
Current assets	**$218,562**	$157,656	
Non-current assets	**5,472**	4,066	
Current liabilities	**109,111**	50,045	
Revenues	**861,091**	790,288	$727,871
Gross profit	**148,885**	122,811	99,618
Income before income taxes	**91,200**	72,056	55,805

Hardy Storage Company LLC

We own 50% of the membership interests in Hardy Storage Company LLC (Hardy Storage). The other owner is a subsidiary of Columbia Gas Transmission Corporation (Columbia Gas), a subsidiary of NiSource Inc. Hardy Storage intends to construct, own and operate an underground interstate natural gas storage facility located in Hardy and Hampshire Counties, West Virginia. The facility will have the capacity to store approximately 12 billion cubic feet of natural gas and deliver up to 176,000 dekatherms per day by November 2009. Construction is expected to begin in early 2006 with storage service commencing with initial injections in April 2007. The project is fully subscribed under long-term contracts. Total project capital expenditures are estimated at $135 to $145 million.

On November 1, 2005, the FERC issued an order granting a certificate of public convenience and necessity to Hardy Storage authorizing it to construct and operate the proposed project. In December 2005, two intervenors filed for rehearing with the FERC contesting the inclusion of income tax allowances in Hardy Storage's rates. The project sponsors will continue to pursue the development of the project with the goal of meeting the target in-service date of April 2007.

Note 11: Business Segments

We have two reportable business segments, regulated utility and non-utility activities. These segments were identified based on products and services, regulatory environments and our current corporate organization and business decision-making activities. Operations of our regulated utility segment are conducted by the parent company and, through October 25, 2005, by EasternNC. Operations of our non-utility activities segment are comprised of our equity method investments in joint ventures.

Operations of the regulated utility segment are reflected in operating income in the consolidated statements of income. Operations of the non-utility activities segment are included in the consolidated statements of income in "Income from equity method investments."

We evaluate the performance of the regulated utility segment based on margin, operations and maintenance expenses and operating income. We evaluate the performance of the non-utility activities segment based on earnings from the ventures. All of our operations are within the United States. No single customer accounts for more than 10% of our consolidated revenues.

Operations by segment for the years ended October 31, 2005, 2004 and 2003, and as of October 31, 2005 and 2004, are presented below.

In thousands	Regulated Utility	Non-Utility Activities	Total
2005			
Revenues from external customers	**$1,761,091**	**$ —**	**$1,761,091**
Margin	**499,139**	**—**	**499,139**
Operations and maintenance expenses	**206,983**	**214**	**207,197**
Depreciation	**85,169**	**—**	**85,169**
Income from equity method investments	**—**	**27,664**	**27,664**
Interest expense	**44,256**	**52**	**44,308**
Operating income (loss) before income taxes	**177,180**	**(403)**	**176,777**
Income before income taxes and minority interest	**135,758**	**28,440**	**164,198**
Total assets	**2,527,993**	**71,520**	**2,599,513**
Equity method investments in non-utility activities	**—**	**71,520**	**71,520**
Construction expenditures	**157,883**	**—**	**157,883**
2004			
Revenues from external customers	$1,529,739	$ —	$1,529,739
Margin	488,369	—	488,369
Operations and maintenance expenses	200,282	172	200,454
Depreciation	82,276	—	82,276
Income from equity method investments	—	27,381	27,381
Interest expense	47,364	48	47,412
Operating income (loss) before income taxes	178,800	(234)	178,566
Income before income taxes and minority interest	125,044	32,239	157,283
Total assets	2,325,110	67,179	2,392,289
Equity method investments in non-utility activities	—	65,322	65,322
Construction expenditures	103,187	—	103,187
2003			
Revenues from external customers	$1,220,822	$ —	$1,220,822
Margin	382,880	—	382,880
Operations and maintenance expenses	152,107	73	152,180
Depreciation	63,164	—	63,164
Income from equity method investments	—	17,972	17,972
Interest expense	40,197	58	40,255
Operating income (loss) before income taxes	143,199	(132)	143,067
Income before income taxes and minority interest	106,150	17,649	123,799
Construction expenditures	80,315	—	80,315

Reconciliations to the consolidated financial statements for the years ended October 31, 2005, 2004 and 2003, and as of October 31, 2005 and 2004, are as follows.

In thousands	2005	2004	2003
Operating Income:			
Segment operating income before income taxes	$ 176,777	$ 178,566	$ 143,067
Utility income taxes	(51,880)	(51,485)	(40,093)
Non-utility activities before income taxes	403	234	132
Total	$ 125,300	$ 127,315	$ 103,106
Net Income:			
Income before income taxes and minority interest for reportable segments	$ 164,198	$ 157,283	$ 123,799
Income taxes	(62,326)	(62,047)	(48,617)
Less minority interest	(602)	(48)	(820)
Total	$ 101,270	$ 95,188	$ 74,362
Consolidated Assets:			
Total assets for reportable segments	$2,599,513	$2,392,289	
Eliminations/Adjustments	2,977	(125)	
Total	$2,602,490	$2,392,164	

Note 12:

Environmental Matters

Our three state regulatory commissions have authorized us to utilize deferral accounting in connection with environmental costs. Accordingly, we have established regulatory assets for actual environmental costs incurred and for estimated environmental liabilities recorded.

Several years ago, we entered into a settlement with a third party with respect to nine manufactured gas plant (MGP) sites that we have owned, leased or operated and paid an amount, charged to the estimated environmental liability, that released us from any investigation and remediation liability. Although no such claims are pending or, to our knowledge, threatened, the settlement did not cover any third-party claims for personal injury, death, property damage and diminution of property value or natural resources. Three other MGP sites that we also have owned, leased or operated were not included in the settlement. In addition to these sites, we acquired the liability for an MGP site located in Reidsville, North Carolina, in connection with the acquisition in 2002 of certain assets and liabilities of North Carolina Gas Services, a division of NUI Utilities, Inc.

As of October 31, 2005, our undiscounted environmental liability totaled $3.2 million, and consisted of $2.8 million for the four MGP sites and $.4 million for underground storage tanks not yet remediated. We increased the liability in 2005 by $.2 million and in 2004 by $.1 million to reflect the impact of inflation based on the consumer price index.

As of October 31, 2005, our regulatory assets for unamortized environmental costs totaled $4.1 million. The portion of the regulatory assets representing actual costs incurred, including the settlement payment to the third party, is being amortized as recovered in rates from customers.

Further evaluations of the MGP sites and the underground storage tank sites could significantly affect recorded amounts; however, we believe that the ultimate resolution of these matters will not have a material adverse effect on our financial position, cash flows or results of operations.

In connection with the acquisition in 2003 of NCNG, several MGP sites owned by NCNG were transferred to a wholly owned subsidiary of Progress prior to closing. Progress has complete responsibility for performing all of NCNG's remediation obligations to conduct testing and clean-up at these sites, including both the cost of such testing and clean-up and the implementation of any affirmative remediation obligations that NCNG has related to the sites. Progress' responsibility does not include any third-party claims for personal injury, death, property damage and diminution of property value or natural resources. We know of no such pending or threatened claims.

On October 30, 2003, in connection with the 2003 NCNG general rate case proceeding discussed in Note 3 to the consolidated financial statements, the NCUC ordered an environmental regulatory liability of $3.5 million be established for refund to customers over the three-year period beginning November 1, 2003. This liability resulted from a payment made to NCNG by its insurers prior to our acquisition. As a part of the 2005 NCUC general rate case proceeding also discussed in Note 3, the NCUC ordered a new three-year amortization period for the unamortized balance as of June 30, 2005, beginning November 1, 2005.

On July 26, 2005, we were notified by the North Carolina Department of Environment and Natural Resources that we were named as a potentially responsible party for alleged environmental problems associated with an underground storage tank site. We owned this site for less than two years several years ago in connection with a non-utility venture. There have been at least four owners of the site. We contractually transferred any clean-up costs to the new owner of the site when we sold this venture. Our current estimate of the cost to remediate the site is approximately $120,000. It is unclear how many of the former owners may ultimately be held liable for this site; however, based on the uncertainty of the ultimate liability, we established a non-regulated environmental liability for $30,000, one-fourth of the estimated cost.

Note 13:

Restatement of Statements of Cash Flows and Balance Sheet

Subsequent to the issuance of our 2004 financial statements, management identified errors in the consolidated statements of cash flows for the years ended October 31, 2004 and 2003, relating to distributions of earnings received from equity method investees, changes in restricted cash and the amounts reported as construction expenditures. Management also identified errors in the consolidated balance sheet as of October 31, 2004, relating principally to the inappropriate netting of customer credit balances in accounts receivable and prepaid group insurance assets in accounts payable. Additionally, management determined that we should have separately reported gas purchase options at fair value which previously had been included within amounts due to customers and amounts due from customers, and also identified other classification errors affecting balances reported for current and deferred income tax assets and liabilities.

As a result, the accompanying 2004 and 2003 consolidated financial statements have been restated from the amounts previously reported to correct the presentation of these items. The restatement did not affect previously reported operating income, net income, earnings per share or stockholders' equity.

A summary of the significant effects of the restatement is as follows:

In thousands As of October 31, 2004	As Previously Reported	As Restated
Total current assets	$335,209	$390,742
Total current liabilities	306,167	336,155
Deferred income taxes (non-current)	202,155	212,925
Other deferred liabilities	41,465	56,994

	2004		2003	
In thousands For the Years Ended October 31	As Previously Reported	As Restated	As Previously Reported	As Restated
Cash flows from operating activities:				
Distributions of earnings from equity method investments	$ —	$ 26,078	$ —	$ 9,946
Decrease (increase) in restricted cash	(5,983)	—	1,936	—
Net cash provided by operating activities	154,293	183,739	96,652	103,790
Cash flows from investing activities:				
Distributions of capital from equity method investments	26,291	213	10,188	242
Decrease (increase) in restricted cash	—	(5,983)	—	1,936
Net cash used in investing activities	(36,303)	(65,749)	(515,152)	(522,290)

Piedmont Natural Gas Company, Inc. and Subsidiaries

Five-Year Comparison
For the Years Ended October 31, 2001 through 2005

	2005	2004	2003	2002	2001
Operating Revenues *(in thousands)*:					
Sales and Transportation:					
Residential	$ 686,304	$ 624,487	$ 524,933	$358,027	$ 525,650
Commercial	421,499	360,355	299,281	191,988	299,672
Industrial	215,505	179,302	112,986	102,127	128,831
For Power Generation	16,248	18,782	3,071	2,368	1,316
For Resale	40,122	38,074	1,948	374	371
Total	1,379,678	1,221,000	942,219	654,884	955,840
Secondary Market Sales	373,353	301,886	273,369	173,592	145,712
Miscellaneous	8,060	6,853	5,234	3,552	6,304
Total	$1,761,091	$1,529,739	$1,220,822	$832,028	$1,107,856
Gas Volumes — Dekatherms *(in thousands)*:					
System Throughput:					
Residential	52,966	54,412	52,603	40,047	47,869
Commercial	36,000	35,483	33,648	25,892	31,002
Industrial	81,102	83,957	60,054	58,414	54,285
For Power Generation	25,591	18,580	2,396	1,734	1,169
For Resale	8,779	8,912	623	41	29
Total	204,438	201,344	149,324	126,128	134,354
Secondary Market Sales	47,057	51,707	45,937	55,679	29,545
Number of Customers Billed *(12 month average)*:					
Residential	792,061	771,037	657,965	620,642	601,682
Commercial	91,645	90,328	75,924	72,323	71,069
Industrial	3,146	3,194	2,626	2,583	2,764
For Power Generation	16	13	5	3	3
For Resale	15	15	4	3	3
Total	886,883	864,587	736,524	695,554	675,521
Average Per Residential Customer:					
Gas Used — Dekatherms	66.87	70.57	79.95	64.53	79.56
Revenue	$ 866.48	$ 809.93	$ 797.81	$ 576.87	$ 873.63
Revenue Per Dekatherm	$ 12.96	$ 11.48	$ 9.98	$ 8.94	$ 10.98
Degree Days — System Average:					
Actual	3,266	3,331	3,643	3,004	3,821
Normal	3,455	3,524	3,529	3,534	3,541
Shares of Common Stock Outstanding *(at year end) (in thousands)*	76,698	76,670	67,309	66,180	64,926
Number of Shareholders of Record *(at year end)*	16,721	16,389	16,433	16,233	16,642
Number of Utility Employees	2,124	2,120	2,155	1,715	1,657

Selected Financial Data *(In thousands except per share amounts)*

Years Ended October 31	2005	2004*	2003*	2002*	2001*
Operating Revenues	**$1,761,091**	$1,529,739	$1,220,822	$ 832,028	$1,107,856
Margin	**$ 499,139**	$ 488,369	$ 382,880	$ 335,794	$ 337,978
Net Income	**$ 101,270**	$ 95,188	$ 74,362	$ 62,217	$ 65,485
Earnings per Share of Common Stock:					
Basic	**$ 1.32**	$ 1.28	$ 1.11	$ .95	$ 1.02
Diluted	**$ 1.32**	$ 1.27	$ 1.11	$ .94	$ 1.01
Cash Dividends per Share of Common Stock	**$ .905**	$ .8525	$ .8225	$ .7925	$ .76
Total Assets	**$2,602,490**	$2,392,164	$2,339,283	$1,478,014	$1,407,521
Long-Term Debt (less current maturities)	**$ 625,000**	$ 660,000	$ 460,000	$ 462,000	$ 509,000

* Total assets for the years 2001 through 2004 have been restated. See Note 13 to the consolidated financial statements.

The information presented is not comparable for all periods due to the acquisitions of North Carolina Natural Gas Corporation (NCNG) and an equity interest in Eastern North Carolina Natural Gas Company (EasternNC) effective September 30, 2003.

Selected Quarterly Financial Data *(In thousands except per share amounts)*

					Earnings (Loss) Per Share of Common Stock	
Fiscal Year 2005	Operating Revenues	Margin	Operating Income	Net Income (Loss)	Basic	Diluted
January 31	**$680,556**	**$202,620**	**$78,919**	**$ 71,277**	**$ .93**	**$ .93**
April 30	**508,035**	**140,657**	**40,914**	**39,632**	**.52**	**.52**
July 31	**232,912**	**76,616**	**2,984**	**(4,666)**	**(.06)**	**(.06)**
October 31	**339,588**	**79,246**	**2,483**	**(4,973)**	**(.06)**	**(.06)**
Fiscal Year 2004						
January 31	$618,785	$196,480	$77,349	$ 74,622	$1.09	$1.09
April 30	482,398	145,855	45,904	41,259	.54	.54
July 31	214,750	69,728	1,465	(8,157)	(.11)	(.11)
October 31	213,806	76,306	2,597	(12,536)	(.16)	(.16)

The pattern of quarterly earnings is the result of the highly seasonal nature of the business as variations in weather conditions generally result in greater earnings during the winter months. Basic earnings per share are calculated using the weighted average number of shares outstanding during the quarter. The annual amount may differ from the total of the quarterly amounts due to changes in the number of shares outstanding during the year.

Common Stock Information

The following table reflects the range of sales prices for shares of Common Stock traded on the New York Stock Exchange (symbol PNY) for the years ended October 31, 2005 and 2004, and the quarterly cash dividends per share.

	2005				2004		
Quarter Ended	High	Low	Dividends Per Share	Quarter Ended	High	Low	Dividends Per Share
January 31	**$24.35**	**$22.01**	**21.50¢**	January 31	$21.98	$19.71	20.75¢
April 30	**24.44**	**21.76**	**23.00¢**	April 30	21.53	19.90	21.50¢
July 31	**24.99**	**22.84**	**23.00¢**	July 31	21.59	19.16	21.50¢
October 31	**25.80**	**22.33**	**23.00¢**	October 31	23.03	20.45	21.50¢

Annual Meeting

The 2006 Annual Meeting of Shareholders will be held at the corporate office of the Company, 4720 Piedmont Row Drive, Charlotte, North Carolina 28210, at 8:30 a.m. on Friday, March 3, 2006. The formal notice of the meeting, proxy statement and form of proxy are being mailed to holders of record of Common Stock along with this report.

This Annual Report and the financial statements contained herein are presented solely for the general information of security holders and others and are not intended for use in connection with any purchase or sale of securities.

Written Requests for Common Stock Transfers and Other Shareholder Inquiries Regarding:

- Direct deposit of dividend payments
- Replacement of dividend checks
- Lost or stolen stock certificates
- Change of address
- IRS Form 1099s
- Automatic bank draft for stock purchases
- Consolidation of accounts
- Dividend Reinvestment and Stock Purchase Plan

American Stock Transfer
& Trust Company
59 Maiden Lane
Plaza Level
New York, New York 10038
800-937-5449
www.amstock.com

Common Stock Listing

Common Stock is listed and traded on the New York Stock Exchange under the symbol "PNY". The abbreviations "PiedmontNG" or "PiedNG" appear in various stock listings.

The Company's Chairman, President and Chief Executive Officer certified to the NYSE on March 7, 2005, that as of that date, he was not aware of any violation by the Company of the NYSE's corporate governance listing standards.

Dividend Reinvestment and Stock Purchase Plan

The Dividend Reinvestment and Stock Purchase Plan provides investors and shareholders with a convenient method for reinvesting dividends and purchasing shares of Common Stock directly from the Company without paying any service charges or brokerage commissions.

Plan Features:

- Initial investment of $250, up to $120,000 per calendar year
- Voluntary cash purchases of from $25 per payment to $120,000 per calendar year
- 5% discount on shares purchased with reinvested dividends
- Deposit share certificates for safekeeping
- Automatic monthly investing available

Call 800-937-5449 for information about the Plan, including a prospectus and enrollment forms.

Financial Inquiries

Anyone seeking financial information should contact:

Ted C. Coble
Vice President and Chief Risk Officer
704-731-4309
ted.coble@piedmontng.com

or

Headen B. Thomas
Director — Investor Relations and
Corporate Communications
704-731-4438
headen.thomas@piedmontng.com

Media Inquiries

The media should contact:

David L. Trusty
Vice President — Corporate
Communications
704-731-4391
david.trusty@piedmontng.com

or

Headen B. Thomas
Director — Investor Relations and
Corporate Communications
704-731-4438
headen.thomas@piedmontng.com

Publications Available

To view a copy of press releases or the most recent quarter's financial results, please visit the Company's web site at **www.piedmontng.com.**

Upon request, the Company will provide the following:

- Annual Report
- Form 10-K
- Form 10-Q

Independent Registered Public Accounting Firm

Deloitte & Touche LLP
1100 Carillon Building
227 West Trade Street
Charlotte, North Carolina 28202

Street Addresses:

Piedmont Natural Gas
4720 Piedmont Row Drive
Charlotte, North Carolina 28210
704-364-3120

Nashville Gas Division
665 Mainstream Drive
Nashville, Tennessee 37228
615-734-0734

Mailing Address:

Piedmont Natural Gas
Post Office Box 33068
Charlotte, North Carolina 28233

On the Web:

PiedmontNG.com
NashvilleGas.com
NaturalGasAnswers.com

Piedmont Natural Gas is an Equal Employment Opportunity Employer.





PIEDMONT'S SENIOR LEADERSHIP TEAM:

TOP ROW Franklin H. Yoho – Senior Vice President Commercial Operations **Thomas E. Skains** – Chairman, President and Chief Executive Officer
Richard A. Linville – Vice President Human Resources **Kevin M. O'Hara** – Vice President Business Development and Ventures
June B. Moore – Vice President Customer Service **Kim R. Cocklin** – Senior Vice President, General Counsel and Chief Compliance Officer

BOTTOM ROW Ray B. Killough – Senior Vice President Utility Operations **David J. Dzuricky** – Senior Vice President and Chief Financial Officer

ABOUT PIEDMONT Piedmont Natural Gas (NYSE: PNY) is an energy services company primarily engaged in the distribution of natural gas to 990,000 residential, commercial and industrial utility customers in North Carolina, South Carolina and Tennessee, including 61,000 customers served by municipalities who are our wholesale customers. Our subsidiaries are invested in joint venture, energy-related businesses, including unregulated retail natural gas marketing, interstate natural gas storage and intrastate natural gas transportation. More information is available online at www.piedmontng.com.


Nashville
TN
Spruce Pine
Lenoir
Winston-Salem
Reidsville
Greensboro
Burlington
High Point
Hickory
Salisbury
Charlotte
NC
Elizabeth City
Tarboro
Goldsboro
New Bern
Fayetteville
Indian Trail
Rockingham
Wilmington
Spartanburg
Gaffney
Greenville
Anderson
SC
Piedmont Natural Gas
Nashville Gas



Fiscal year 2005 proved to be a solid year in a changing market environment. Through effective leadership, we will work to guide our industry toward responsible solutions in 2006.